As filed with the Securities and Exchange Commission on May 10, 2000

                                           Registration Statement No. 333-30988

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 ---------------
                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO

                                    FORM S-4

                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933

                                 ---------------

                                NBT BANCORP INC.

             (Exact Name of Registrant as specified in its Charter)

                                 ---------------


    DELAWARE                          6712                       16-1268674

(State or Other          (Primary Standard Industrial         (I.R.S. Employer
Jurisdiction of           Classification Code Number)        Identification No.)
Incorporation or
Organization)


                              52 South Broad Street
                             Norwich, New York 13815
                                 (607) 337-2265
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code of Registrant's Principal Executive Offices)

                                DARYL R. FORSYTHE
                      President and Chief Executive Officer
                                NBT Bancorp Inc.
                              52 South Broad Street
                             Norwich, New York 13815
                                 (607) 337-2265
                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent for Service)

                                 ---------------
                                   Copies to:

   Brian D. Alprin, Esq.                      Lawrence R. Wiseman, Esq.
   Laurence S. Lese, Esq.                     Blank Rome Comisky & McCauley LLP
   Duane, Morris & Heckscher LLP              One Logan Square
   1667 K Street, NW, Suite 700               Philadelphia, PA 19103-6998
   Washington, DC 20006                       (215) 569-5500
   (202) 776-7800



================================================================================

[NBT                                                          [PIONEER AMERICAN
LOGO APPEARS HERE]                                   LOGO APPEARS HERE]

                  SUPPLEMENTAL JOINT PROXY STATEMENT/PROSPECTUS

     On April 5, 2000, we sent to our stockholders a joint proxy statement/prospectus describing, among other things, the proposed merger of our two companies. We indicated that the boards of directors of both of our companies had unanimously agreed on the merger and that the board of directors of each company believed the merger to be in the best interests of its stockholders and unanimously recommended that its stockholders vote to approve the merger agreement. The boards of directors of each company as of the date of this letter and the enclosed supplemental proxy statement/prospectus continue to be of the same view and unanimously support the merger. THIS SUPPLEMENTAL JOINT PROXY STATEMENT/PROSPECTUS SUPPLEMENTS OUR APRIL 5, 2000 DOCUMENT.

     Since our April 5, 2000 letter and joint proxy statement/prospectus, NBT Bancorp has entered into a merger agreement with BSB Bancorp, Inc., a Delaware corporation based in Binghamton, New York. If NBT Bancorp completes its merger with BSB Bancorp, the combined company would have assets of approximately $4.7 billion; the combined company would be about twice the size of NBT Bancorp, even after its merger with Pioneer American. Because of the importance and significance of this announcement, we will not be able to vote on our merger at our May 16, 2000 meetings. This supplement will discuss the proposed NBT Bancorp-BSB Bancorp merger and how it will impact the current decision before NBT Bancorp and Pioneer American stockholders relating to the merger of NBT Bancorp and Pioneer American. Please read this supplement carefully. It contains important information that you should know before you decide to vote with respect to the NBT Bancorp/Pioneer American merger. We are not asking you at this time to vote on the NBT Bancorp-BSB Bancorp merger. IN THE FUTURE NBT BANCORP AND BSB BANCORP WILL PREPARE AND SEND A PROXY STATEMENT/PROSPECTUS TO EACH OF THEIR RESPECTIVE STOCKHOLDERS TO EXPLAIN THAT MERGER AND TO REQUEST THEIR CONSIDERATION OF AND VOTE WITH RESPECT TO THAT MERGER.

     Each of us has already notified our stockholders of our intention to adjourn our respective stockholders' meetings from May 16, 2000 to a future date, which we said was tentatively June 20, 2000. We advise you that both the NBT Bancorp stockholders' meeting and the Pioneer American stockholders' meeting were adjourned to June 20, 2000. At its reconvened special meeting, the Pioneer American stockholders will consider and vote upon the merger agreement between NBT Bancorp and Pioneer American and the merger of these companies. NBT Bancorp convened its annual meeting as scheduled on May 16, 2000, and voted upon the election of directors, ratification of the NBT Bancorp Board's selection of auditors and the NBT Bancorp Employee Stock Purchase Plan, but not upon the issuance of NBT Bancorp stock in the merger and ratification of the merger agreement. Instead, NBT Bancorp adjourned its stockholders' meeting with respect to their consideration of the stock issuance and ratification of the merger agreement to June 20, 2000 at which time the NBT Bancorp stockholders will consider and vote upon the stock issuance and merger agreement with Pioneer American.

     WE ENCLOSE A NEW PROXY CARD RESPECTING THE MERGER BETWEEN NBT BANCORP AND PIONEER AMERICAN. IF YOU HAVE ALREADY COMPLETED AND RETURNED THE PROXY CARD WE SENT TO YOU WITH THE APRIL 3, 2000 MATERIALS AND YOU DO NOT WISH TO CHANGE YOUR VOTE ON THE MERGER BETWEEN NBT BANCORP AND PIONEER AMERICAN, YOU NEED DO NOTHING. YOUR PREVIOUSLY SUBMITTED PROXY CARD WILL BE VOTED AS YOU HAVE DIRECTED. IF, HOWEVER, YOU WISH TO CHANGE YOUR VOTE ON THE MERGER BETWEEN NBT BANCORP AND PIONEER AMERICAN, PLEASE COMPLETE THE ENCLOSED PROXY CARD AND RETURN IT TO US PROMPTLY. IF YOU HAVE NOT YET VOTED ON THE MERGER BETWEEN NBT BANCORP AND PIONEER AMERICAN AND WISH TO DO SO AT THE PRESENT TIME, YOU MAY COMPLETE EITHER THE EARLIER PROXY CARD OR THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE.

     We encourage you to read this entire document carefully. This supplement incorporates important business and financial information about NBT Bancorp and Pioneer American that is not included in or delivered with this document. See
"Where You Can Find More Information" on page   .


/s/ Daryl R. Forsythe                    /s/ John W. Reuther
---------------------                    -------------------

Daryl R. Forsythe                        John W. Reuther
President and Chief Executive Officer    President and Chief Executive Officer
NBT Bancorp Inc.                         Pioneer American Holding Company Corp.

     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NBT BANCORP SHARES TO BE ISSUED UNDER THIS SUPPLEMENT OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE SHARES OF NBT BANCORP COMMON STOCK OFFERED BY THIS SUPPLEMENT ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF ANY OF THE PARTIES. THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY DOES NOT INSURE OR GUARANTEE ANY LOSS TO YOU OF YOUR INVESTMENT VALUE IN THE NBT BANCORP COMMON STOCK.

Joint proxy statement/prospectus supplement dated May , 2000, and first mailed to stockholders on or about May , 2000.

                                NBT Bancorp Inc.
                              52 South Broad Street
                             Norwich, New York 13815

               NOTICE OF ADJOURNED ANNUAL MEETING OF STOCKHOLDERS

     NBT Bancorp Inc., a Delaware corporation, will reconvene its adjourned annual meeting of stockholders at the Holiday Inn Arena, 2-8 Hawley Street, Binghamton, New York on June 20, 2000 at 2:00 p.m. local time for the following purposes:

     1. To consider and vote upon a proposal to issue approximately 5.2 million shares of NBT common stock in the merger and to ratify the Agreement and Plan of Merger, dated as of December 7, 1999, and amended as of March 7, 2000, between NBT and Pioneer American Holding Company Corp., a Pennsylvania corporation, which will approve the merger and the following actions described in the merger agreement:

          Pioneer American will merge with a subsidiary of NBT, with Pioneer American being the surviving corporation,

          Following the first merger, Pioneer American will merge with and into NBT, with NBT being the surviving corporation, and

          NBT will issue approximately 5.2 million shares of common stock to the former Pioneer American stockholders upon completion of the merger.

     2. To transact such other business as may properly come before the NBT reconvened annual meeting.

     FOR MORE INFORMATION ABOUT THE MERGER, PLEASE REVIEW THE JOINT PROXY STATEMENT/PROSPECTUS THAT WE PREVIOUSLY SENT TO YOU AND THE MERGER AGREEMENT ATTACHED AS APPENDIX A TO THAT DOCUMENT.

     Whether or not you plan on attending the reconvened annual meeting, if you have not already voted on the merger between NBT and Pioneer American or if, after reviewing the accompanying supplement to the joint proxy statement/prospectus you wish to change your vote on the merger between NBT and Pioneer American, please complete, sign and date the enclosed proxy and return it promptly in the accompanying postage-paid envelope. If you have already voted on the merger between NBT and Pioneer American and do not wish to change your vote, you need not return another proxy. Your previously returned proxy will be voted in the manner you have specified.

     The board of directors of NBT unanimously recommends that you vote "FOR" approval of the issuance of NBT common stock in the merger with Pioneer American and ratification of the merger agreement, the merger and the other matters contemplated by the merger agreement. The affirmative vote of a majority of the shares of NBT common stock present and voting and entitled to vote at the meeting is required to approve the issuance of NBT common stock in the merger with Pioneer American and the merger agreement and related matters.

                                          By Order of the Board of Directors of
                                          NBT Bancorp Inc.


                                          /s/ Daryl R. Forsythe
                                          -----------------

                                          Daryl R. Forsythe
                                          President and Chief Executive Officer

Norwich, New York
May     , 2000

                     PIONEER AMERICAN HOLDING COMPANY CORP.
                              41 NORTH MAIN STREET

                         CARBONDALE, PENNSYLVANIA 18407

               NOTICE OF ADJOURNED SPECIAL MEETING OF STOCKHOLDERS

     Pioneer American Holding Company Corp., a Pennsylvania corporation, will reconvene its adjourned special meeting of stockholders at Heart Lake Lodge, 1299 Heart Lake Road, Jermyn, Pennsylvania on June 20, 2000 at 10:00 a.m. local time for the following purposes:

     1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 7, 1999, and amended as of March 7, 2000, by and between Pioneer American and NBT Bancorp Inc., a Delaware corporation, and to approve the merger and other transactions described in the merger agreement; and

     2. To transact such other business as may properly come before the Pioneer American reconvened special meeting.

     FOR MORE INFORMATION ABOUT THE MERGER, PLEASE REVIEW THE JOINT PROXY STATEMENT/PROSPECTUS THAT WE PREVIOUSLY SENT TO YOU AND THE MERGER AGREEMENT ATTACHED AS APPENDIX A.

     The board of directors of Pioneer American recommends that you vote "FOR" approval of the merger agreement, the merger and the other matters contemplated by the merger agreement. The affirmative vote of seventy percent of the outstanding shares of Pioneer American common stock entitled to vote at the meeting is required to approve the merger agreement and related matters. Pioneer American stockholders have a right to dissent to the merger agreement and to obtain payment in cash of the fair value of their Pioneer American shares by complying with the procedures described in the April 3, 2000, joint proxy statement/prospectus we previously sent to you.

     Whether or not you plan on attending the reconvened special meeting, if you have not already voted on the merger between NBT and Pioneer American or if, after reviewing the accompanying supplement to the joint proxy statement/prospectus you wish to change your vote on the merger between NBT and Pioneer American, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope. If you have already voted on the merger between NBT and Pioneer American and do not wish to change your vote, you need not return another proxy. Your previously returned proxy will be voted in the manner you have specified.

                                    By Order of the Board of Directors of
                                    Pioneer American Holding Company Corp.


                                    /s/ John W. Reuther
                                    -------------------
                                    John W. Reuther
                                    President and Chief Executive Officer

Carbondale, Pennsylvania
May     , 2000

QUESTIONS AND ANSWERS ABOUT THE ADJOURNED  STOCKHOLDERS'  MEETINGS

Q: WHAT IS THE PURPOSE OF THIS SUPPLEMENT?

A: Since our mailing of the joint proxy statement/prospectus on April 5, 2000, NBT has signed an agreement to merge with BSB. Because that merger, if completed, would significantly alter the size and scope of NBT and its business operations, we have determined to delay the consideration of and vote by our stockholders on the merger between NBT and Pioneer American and to furnish our respective stockholders with information regarding the proposed merger between NBT and BSB in order that our stockholders might be better able to make an informed judgment regarding the merger between NBT and Pioneer American.

Q: HAVE THE TERMS OF THE MERGER BETWEEN NBT AND PIONEER AMERICAN CHANGED?

A: No. The terms of the merger agreement between NBT and Pioneer American remain the same. See "What Pioneer American Stockholders Will Receive as a Result of the Merger," below.

Q: AT OUR RESPECTIVE MEETINGS, ARE WE TO VOTE ON THE PROPOSED NBT-BSB MERGER?

A: No. We are holding our respective stockholders' meetings only so you can consider and vote upon the merger between NBT and Pioneer American. You will not vote on the merger between NBT and BSB at our respective June 20, 2000 meetings. Only at some time in the future will NBT stockholders be requested to consider and vote upon the proposed merger between NBT and BSB. Separately from the consideration of our merger, NBT and BSB will prepare disclosure material for the stockholders of NBT and BSB regarding that proposed merger.

Q: MUST I RETURN ANOTHER PROXY CARD?

A: No. After you have carefully read this supplement, you need do nothing if you have already returned your proxy card and do not wish to change your vote on the merger between NBT and Pioneer American. If, however, you have not yet voted on the merger between NBT and Pioneer American and you wish to vote now, or if you wish to change your vote on the merger between NBT and Pioneer American, please indicate on the enclosed proxy card how you want your shares to be voted, then sign, date and mail it in the accompanying postage-paid envelope as soon as possible so that your shares may be represented and voted at the NBT reconvened annual meeting or the Pioneer American reconvened special meeting. If you sign and send in your proxy and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposal.

Q: CAN I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. There are three ways for you to revoke your proxy and change your vote. First, you may send a later-dated, signed proxy card before the meeting of your company. Second, you may attend your company's meeting in person and vote. Third, you may revoke any proxy by written notice to the Chief Executive Officer of NBT or Pioneer American, as appropriate, prior to your company's meeting. If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote.

Q: WHOM SHOULD I CALL WITH QUESTIONS OR TO OBTAIN ADDITIONAL COPIES OF THIS SUPPLEMENT OR COPIES OF THE JOINT PROXY STATEMENT/PROSPECTUS?

NBT Bancorp Inc.                     Pioneer American Holding Company Corp.
52 South Broad Street                41 North Main Street
Norwich, New York  13815             Carbondale, Pennsylvania  18407
Attention: Michael J. Chewens, CPA   Attention: Patricia A. Cobb, Esq.
Phone Number: (607) 337-6520         Phone Number: (570) 282-8045

                                TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE ADJOURNED STOCKHOLDERS' MEETINGS                         i

The Adjourned Stockholders' Meetings                                                     2

What Pioneer American Stockholders Will Receive as a Result of the Merger                3

Proposed Merger Between NBT and BSB                                                      4

Revised Fairness Opinions by Financial Advisors                                          6
         Opinion of NBT's Financial Advisor                                              6
         Opinion of Pioneer American's Financial Advisor                                11

Price Range of Common Stock and Dividends                                               15

Experts                                                                                 16

Where You Can Find More Information                                                     16

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS                                       17

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS                              23

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS                               26

APPENDIX A
         Fairness Opinion of McConnell, Budd & Downes, Inc.

APPENDIX B
         Fairness Opinion of Danielson Associates Inc.

                      THE ADJOURNED STOCKHOLDERS' MEETINGS

NBT. The adjourned annual meeting of NBT stockholders will be reconvened at the Holiday Inn Arena, 2-8 Hawley Street, Binghamton, New York at 2:00 p.m., local time, on Tuesday, June 20, 2000. At our reconvened annual meeting, we will ask that you consider and vote upon the issuance of approximately 5.2 million shares of NBT common stock in the merger between NBT and Pioneer American and the ratification of the Agreement and Plan of Merger, dated as of December 7, 1999, and amended as of March 7, 2000, between NBT and Pioneer American, which will approve the merger and the following actions described in the merger agreement:

          Pioneer American will merge with a subsidiary of NBT, with Pioneer American being the surviving corporation,

          Following the first merger, Pioneer American will merge with and into NBT, with NBT being the surviving corporation, and

          NBT will issue approximately 5.2 million shares of common stock to the former Pioneer American stockholders upon completion of the merger.

Additionally, we will transact such other business as may properly come before the NBT reconvened annual meeting. For a more comprehensive description of the merger agreement, the merger and related transactions, we refer you to our discussion of these matters which appeared in our joint proxy statement/prospectus, dated April 3, 2000.

     Only holders of record of NBT common stock at the close of business on April 3, 2000, which is the record date for the NBT annual meeting, will be entitled to vote at the NBT reconvened annual meeting and any further adjournments of the meeting. You can cast one vote for each share of NBT common stock that you owned on the record date for each matter proposed at the NBT reconvened annual meeting.

     Approval of NBT's issuance of its common stock to the Pioneer American stockholders in the merger and ratification of the merger agreement and completion of the merger require, among other things, approval by the holders of a majority of the shares of NBT common stock present and voting and entitled to vote at the NBT adjourned annual meeting. We will count the vote of all proxies received by us since we mailed our proxy materials, if those proxies have not since been revoked. In order to have a quorum, a majority of the total voting power of the outstanding shares of NBT's common stock entitled to vote at the NBT annual meeting must be represented in person or by proxy.

     The NBT Board believes that the merger is fair to you and is in your best interests, and unanimously recommends that you vote FOR the proposal to approve the issuance of NBT common stock in the merger and to ratify the merger agreement, the merger and the related matters.

Pioneer American. The adjourned special meeting of Pioneer American stockholders will be reconvened at Heart Lake Lodge, 1299 Heart Lake Road, Jermyn, Pennsylvania at 10:00 a.m., local time, on Tuesday, June 20, 2000. At our reconvened special meeting, we will ask that you consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 7, 1999, and amended as of March 7, 2000, by and between Pioneer American and NBT Bancorp Inc., a Delaware corporation, and to approve the merger and other transactions described in the merger agreement.


Additionally, we will transact such other business as may properly come before the Pioneer American reconvened special meeting. For a more comprehensive description of the merger agreement, the merger and related transactions, we refer you to our discussion of these matters which appeared in our joint proxy statement/prospectus, dated April 3, 2000.

     Only holders of record of Pioneer American common stock at the close of business on March 24, 2000, which is the record date for the Pioneer American special meeting, will be entitled to vote at the Pioneer American reconvened special meeting and any further adjournments of the meeting. You can cast one vote for each share of Pioneer American common stock that you owned on the record date for each matter proposed at the Pioneer American reconvened special meeting.

     Approval of the merger agreement and completion of the merger require, among other things, approval by the holders of seventy percent of the outstanding shares of Pioneer American common stock entitled to vote. We will count the vote of all proxies received by us since we mailed our proxy materials, if those proxies have not since been revoked. In order to have a quorum, a majority of the total voting power of the outstanding shares of Pioneer American's common stock entitled to vote at the Pioneer American annual meeting must be represented in person or by proxy.

     The Pioneer American Board believes that the merger is fair to you and is in your best interests, and unanimously recommends that you vote FOR the proposal to approve the merger agreement, the merger and the related matters.

   WHAT PIONEER AMERICAN STOCKHOLDERS WILL RECEIVE AS A RESULT OF THE MERGER

THE EXCHANGE RATIO. Pioneer American stockholders will receive 1.805 shares of NBT common stock for each share of Pioneer American common stock that they own.

TERMINATION UPON A DECLINE IN THE VALUE OF NBT COMMON STOCK. Pioneer American has the right to cancel the merger if:

     the price of a share of NBT common stock declines below $15.00 and the NBT stock price decline, expressed as a percentage, is more than 15 percentage points greater than the weighted average stock price decline of the index group.

     The price per NBT share of $15.00 represents a 10.45% decline in the price per NBT share of $16.75 which is the share price used by NBT and Pioneer American in their negotiation of the merger agreement. Even if both of these two conditions were present and Pioneer American were to decide to cancel the merger, NBT could require Pioneer American to complete the merger by increasing the number of shares of NBT common stock to be issued to Pioneer American's stockholders, so that a Pioneer American stockholder would receive at least $27.08 worth of NBT stock for each share of Pioneer American common stock.

     In order to determine the price and percentage decline in the value of the NBT common stock and of the weighted average stock price of the index group, we will take the average of the closing bid and asked prices per share for NBT common stock and for the companies in the index group for each of the 20 consecutive trading days ending on the eighth trading day before the day chosen to be the effective date of the merger.

     As of the date of this supplement, [EACH CONDITION/ONLY ONE CONDITION] is present to the right of Pioneer American to cancel the merger (assuming for the sake of illustration that the effective date of the merger were seven trading days after the date of this supplement). Consequently, under current conditions and assumptions, the Pioneer American Board would [not] have the right to cancel the merger agreement. In the event Pioneer American were to terminate the merger agreement under the provisions referenced in this section, action by the stockholders of Pioneer American would not be required. Neither the NBT Board nor the Pioneer American Board has made a decision as to whether it would exercise its rights under the merger agreement under such circumstances. The respective boards of NBT and Pioneer American would make such a decision in light of the circumstances existing at the time that the respective board has the opportunity to make such an election, if any. Prior to making any determination to exercise their respective rights under the merger agreement, the Boards would consult their respective financial and other advisors and would consider all financial and other information deemed relevant to their respective decisions. There can be no assurance that the Boards would exercise their respective rights under the merger agreement if the conditions set forth above were applicable. If the Pioneer American Board were not to elect to exercise its right to terminate the merger agreement under the circumstances discussed in this section, the exchange ratio would be 1.805 and the dollar value of the consideration which the stockholders of Pioneer American would receive for each share of Pioneer American common stock would be the value of 1.805 shares of NBT common stock at the effective time of the merger.

     PROPOSED MERGER BETWEEN NBT AND BSB

ANNOUNCEMENT OF MERGER WITH BSB. On April 20, 2000, NBT and BSB Bancorp, Inc., a Delaware corporation, announced that they had entered into an Agreement and Plan of Merger, dated as of April 19, 2000. In this section and elsewhere in this supplement, we refer to the merger agreement between NBT and BSB as the "merger agreement with BSB" and the resulting merger as the "merger with BSB."

     Under the merger agreement with BSB, BSB and NBT will merge, with NBT being the surviving corporation. The surviving corporation will have assets of approximately $4.7 billion. NBT and BSB will choose a new name for the surviving corporation before the merger with BSB occurs. The surviving corporation will have three direct operating subsidiaries including two community banks (the combined NBT and BSB banks and the combined Lake Ariel and Pioneer American banks) and a financial services company. Stockholders of BSB will receive two shares of NBT common stock for each share exchanged. Based on the April 19, 2000, closing price of NBT common stock on the Nasdaq National Market, the transaction is valued at $251 million or $24.00 per share for the outstanding common stock of BSB. Based on the closing price of NBT common stock on the Nasdaq National Market of $ per share on May , 2000, the most recent practicable date prior to the mailing of this supplement, the transaction is valued at $ or $ per share for the outstanding common stock of BSB. The merger with BSB, which has been unanimously approved by the boards of directors of NBT and BSB, is subject to the approval by each company's stockholders and by banking regulators. NBT anticipates the merger will close in the fourth quarter of 2000. NBT intends the merger with BSB to be accounted for as a pooling-of-interests and to qualify as a tax-free exchange for BSB stockholders.

     BSB has provided NBT an option to acquire a number of shares of BSB's common stock equal to 19.9% of BSB's common stock outstanding as of the first date the option becomes exercisable; the option is exercisable in the event of certain circumstances involving transactions with third parties, acts of third parties, or break-up of the merger agreement with BSB. NBT has provided BSB an option to acquire a number of shares of NBT's common stock equal to 19.9% of NBT's common stock outstanding as of the first date the option becomes exercisable; the option is exercisable in the event of certain circumstances involving transactions with third parties, acts of third parties, or break-up of the merger agreement with BSB.

MERGER OF BANKING SUBSIDIARIES. Immediately following the merger with BSB, NBT's and BSB's principal banking subsidiaries, NBT Bank, N.A. and BSB Bank & Trust Company, will merge, with NBT Bank being the surviving bank in the bank merger. The surviving bank will be one of the largest independent community banks in upstate New York. The surviving bank will serve 12 counties from more than 55 offices and over 100 ATMs. A new name will be chosen for the surviving bank prior to the merger with BSB.

MANAGEMENT OF THE SURVIVING CORPORATION FOLLOWING THE MERGER OF NBT WITH BSB. The surviving corporation will have a 15-seat board of directors which will be made up of seven directors designated by BSB from the members of its board of directors and six directors designated by NBT from the members of its board, plus one designated by NBT from NBT's newly acquired Lake Ariel Bancorp, Inc. Pennsylvania subsidiary who is serving on the NBT Board and one designated by NBT from Pioneer American who is serving on the NBT Board, subject to the closing of the merger of NBT and Pioneer American. If we do not consummate the merger between NBT and Pioneer American before the effective time of the merger with BSB, the board of directors of the surviving corporation will consist of 13 directors, six of whom will be designated by BSB, six by NBT, and one former Lake Ariel board member who is serving on the NBT Board. This former Lake Ariel board member will be designated by NBT. Upon completion of the merger with BSB, common stockholders of NBT will have ownership of approximately 53 percent of the surviving corporation while BSB's common stockholders will own approximately 47 percent, assuming consummation of the merger between NBT and Pioneer American.

     Daryl R. Forsythe, president and chief executive officer of NBT, will become the chairman, president and chief executive officer of the surviving corporation and William C. Craine, chairman of BSB, will become the vice chairman of the surviving corporation and chairman of its executive committee. NBT Bank's president and chief operating officer, Martin A. Dietrich, will become the president and chief operating officer of the surviving bank. Michael
J. Chewens, executive vice president and chief financial officer of NBT, will serve as chief financial officer for the surviving corporation. Other members of the executive management teams at NBT and BSB will retain key roles including:
Glenn R. Small and John R. Bradley, executive vice presidents of lending and Larry Denniston, senior vice president and corporate secretary.

     The corporate offices of the surviving corporation will be located in Binghamton. Other major bank functions will be conducted from the surviving corporation's Norwich, Binghamton and Scranton locations following the merger with BSB.

IMPACT OF MERGER WITH BSB UPON PIONEER AMERICAN STOCKHOLDERS. The completion of the proposed merger with BSB will change the results of the merger between NBT and Pioneer American in a number of ways. For ease of reference, we will refer in this heading to the merger agreement between NBT and Pioneer American as the "NBT/PA Agreement."

          The NBT/PA Agreement provides that, following the merger between NBT and Pioneer American, the NBT Board will consist of the directors of NBT immediately prior to the merger between NBT and Pioneer American (of whom there are currently twelve) and three other individuals who are currently members of the Pioneer American Board, Messrs. Joseph G. Nasser, Gene E. Goldenziel and Richard Chojnowski. The merger agreement with BSB provides that following the merger with BSB (and assuming completion of the NBT and Pioneer American merger), the NBT Board will consist of 15 directors, seven of whom will be designees of BSB, six will be designees of NBT, one will be a former Lake Ariel director who at the time of the merger with BSB will be an NBT director, and one will be a former Pioneer American director who at the time of the merger with BSB will be an NBT director. Accordingly, following the merger between NBT and Pioneer American and until completion of the merger with BSB, the NBT Board will consist of a number of directors currently contemplated as being 15 and three of those directors will be Messrs. Nasser, Goldenziel and Chojnowski. Upon completion of the merger with BSB, the board of directors of the surviving corporation will be reconstituted and only one former Pioneer American director will at that time be a director of the surviving corporation.

          In our joint proxy statement/prospectus, dated April 3, 2000, we stated that following the merger between NBT and Pioneer American the former stockholders of Pioneer American would own approximately 5.2 million shares of NBT common stock, or approximately 22% of the outstanding stock of the combined company. Following the merger between NBT and Pioneer American, the surviving corporation will have consolidated assets of approximately $2.4 billion and stockholders' equity of approximately $182 million (as of December 31, 1999, on a pro forma combined basis). Upon completion of the merger with BSB, the former Pioneer American stockholders would continue to own approximately 5.2 million shares of common stock of the surviving corporation (assuming for the sake of argument that no former Pioneer American stockholder will have sold any of his or her NBT shares following completion of the merger between NBT and Pioneer American). This number of shares of common stock of the surviving corporation in the hands of former Pioneer American stockholders would represent approximately 12% of the outstanding shares of the surviving corporation following the merger with BSB. Upon completion of the merger with BSB, the surviving corporation will have consolidated assets of approximately $4.7 billion and stockholders' equity of approximately $325.0 million.

     NBT, as the surviving corporation in the merger with BSB, expects that, after completion of that merger and subject to approval and declaration by its Board, it will continue its current dividend policy and declare regularly scheduled quarterly cash dividends on the shares of its common stock consistent with past practices. The current annualized rate of cash dividends on the shares of NBT common stock is $0.68 per share.

                 REVISED FAIRNESS OPINIONS BY FINANCIAL ADVISORS

OPINION OF NBT'S FINANCIAL ADVISOR

     On December 7, 1999, McConnell, Budd & Downes, Inc. ("MB&D") delivered its opinion to the NBT Board, that as of that date, the exchange ratio was fair, from a financial point of view to NBT stockholders. The basis for MB&D's opinion, which is unchanged, has been updated for the purposes of this joint proxy statement/prospectus and appears in Appendix A. The exchange ratio was negotiated based on consideration of numerous factors including the following:

          An analysis of the possible future earnings per share results for the parties on both a combined and a stand-alone basis.

          Anticipated   dilutive  or  accretive   effects  of  the   prospective
          transaction to the earnings per share of NBT.

          Probable impact on dividends payout ratio as a result of the contemplated transaction.

          Loan portfolios and relative asset quality as disclosed by the parties.

          Adequacy of reserves for loan and lease losses of the parties.

          Composition of the deposit bases of each of the parties.

          Analysis of the historical trading range, trading pattern and relative liquidity of the common shares of each of the parties.

          Accounting equity capitalization, the tangible equity capitalization and the market capitalization of each of the parties.

          Contemplation of other factors, including certain intangible factors.

     MB&D has acted as financial advisor to NBT on a contractual basis since October 20, 1994 in connection with NBT's development and implementation of its strategic plan and has assisted NBT in the evaluation of numerous hypothetical affiliation opportunities with banks, thrifts and other financial institutions since that date. With respect to the pending transaction involving Pioneer American, MB&D advised NBT during the evaluation and negotiation process leading up to the execution of the merger agreement and provided NBT with a number of analyses as to a range of financially feasible exchange ratios. The determination of the applicable exchange ratio was arrived at in an arms-length negotiation between NBT and Pioneer American in a process in which MB&D advised NBT and participated directly in the negotiations.

     MB&D was retained based on its qualifications and experience in the financial analysis of banking and thrift institutions generally, its knowledge of the New York and Pennsylvania banking markets in particular, as well as its experience with merger and acquisition transactions involving banking institutions. As a part of its investment banking business, which is focused exclusively on financial services industry participants, MB&D is continually engaged in the valuation of financial institutions and their securities in connection with its equity brokerage business generally and mergers and acquisitions in particular. Members of the Corporate Finance Advisory Group of MB&D have extensive experience in advising financial institution clients on mergers and acquisitions. In the ordinary course of its business as an NASD broker-dealer, MB&D may, from time to time, purchase securities from or sell securities to NBT or Pioneer American and as a market maker in securities. MB&D may from time to time have a long or short position in, and buy or sell debt or equity securities of NBT or Pioneer American for its own account or for the accounts of its customers. In addition, in the ordinary course of business, the employees of MB&D may have direct or indirect investments in the debt or equity securities of either or both NBT or Pioneer American.

     The full text of the opinion, which sets forth assumptions made, matters considered and limits on the review undertaken, is attached hereto as Appendix
A. MB&D urges that all NBT shareholders read the opinion in its entirety and the joint proxy statement/prospectus in its entirety. The opinion of MB&D is directed only to the exchange ratio at which shares of Pioneer American common stock may be exchanged for shares of NBT common stock. The opinion of MB&D does not constitute a recommendation to any holder of NBT common stock as to how such holder should vote at the NBT annual meeting. The summary of the opinion and the matters considered in the MB&D analysis set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the text of the opinion itself. The opinion is necessarily based upon conditions as of the date of the opinion and upon information made available to MB&D through the date thereof. No limitations were imposed by the NBT Board upon MB&D with respect to the investigations made, matters considered or procedures followed in the course of rendering its opinions.

Materials Reviewed by MB&D:

     In connection with the rendering and updating of its opinion, MB&D reviewed the following documents and considered the following subjects:

          The merger agreement detailing the pending transaction;

          The joint proxy statement/prospectus in substantially the form to be mailed to NBT shareholders;

          Pioneer  American  Annual Reports to  stockholders  for 1996, 1997 and
          1998;

          Pioneer American Annual Reports on Form 10-K for 1996, 1997 and 1998;

          Related financial information for the three calendar years ended December 31, 1996, 1997, and 1998 for Pioneer American;

          Pioneer American Quarterly Report on Form 10-Q and related unaudited financial information for the first three quarters of 1999;

          Pioneer American's press release concerning unaudited results for the calendar years 1998 and 1999;

          NBT Annual Reports to Stockholders for 1996, 1997 and 1998;

          NBT Annual Reports on Form 10-K and related financial information for the calendar years ended 1996, 1997 and 1998;

          NBT Quarterly Reports on Form 10-Q and related unaudited financial information for the first three quarters of 1999;

          NBT's press release concerning unaudited results for the calendar years 1998 and 1999;

          Internal financial information and financial forecasts, relating to the business, earnings, cash flows, assets and prospects of the respective companies furnished to MB&D by Pioneer American and NBT respectively;

          Discussions with members of the senior management of Pioneer American concerning the past and current results of operations of Pioneer American, its current financial condition and management's opinion of its future prospects;

          Discussions with members of the senior management of NBT concerning the past and current results of operations of NBT, its current financial condition and management's opinion of its future prospects;

          The historical record of reported prices, trading volume and dividend payments for both Pioneer American and NBT common stock;

          Based primarily on anecdotal information, the current state of and future prospects for the economy of New York and northeastern Pennsylvania generally and the relevant market areas for Pioneer American and NBT in particular;

          Specific merger analysis models developed by MB&D to evaluate potential business combinations of financial institutions using both historical reported information and projected information for both Pioneer American and NBT and the results of application of these models;

          The reported financial terms of selected recent business combinations of financial institutions for purposes of comparison to the pending transaction;

          Such other studies and analyses as MB&D considered appropriate under the circumstances associated with this particular transaction.

     The opinion of MB&D takes into account its assessment of general economic, market and financial conditions and its experience in other transactions involving participants in the financial services industry, as well as its experience in securities valuation and its knowledge of the banking industry generally. For purposes of reaching its opinion, MB&D has assumed and relied upon the accuracy and completeness of the information provided to it or made available by Pioneer American and NBT and does not assume any responsibility for the independent verification of such information. With respect to financial forecasts made available to MB&D it is assumed by MB&D that they were prepared on a reasonable basis and reflect the best currently available estimates and good faith judgments of the management of Pioneer American and NBT respectively, as to the future performance of Pioneer American and NBT. MB&D has also relied upon assurances of the management of Pioneer American and NBT that they were not aware of any facts or of the omission of any facts that would make the information or financial forecasts provided to MB&D incomplete or misleading. In the course of rendering its opinion, MB&D has not completed any independent valuation or appraisal of any of the assets or liabilities of either Pioneer American or NBT and has not been provided with such valuations or appraisals from any other source.

     The following is a summary of the material analyses employed by MB&D in connection with rendering its written opinion. Given that it is a summary, it does not purport to be a complete and comprehensive description of all the analyses performed, or an enumeration of every matter considered by MB&D in arriving at its opinion. The preparation of a fairness opinion is a complicated process, involving a determination as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to a summary description. In arriving at its fairness opinion, MB&D did not attribute any particular weight to any one specific analysis or factor considered by it and made qualitative as well as quantitative judgments as to the significance of each analysis and factor. Therefore, MB&D believes that its analyses must be considered as a whole and feels that attributing undue weight to any single analysis or factor considered could create a misleading or incomplete view of the process leading to the formation of its opinion. In its analyses, MB&D has made certain assumptions with respect to banking industry performance, general business and economic conditions and other factors, many of which are beyond the control of management of either Pioneer American or NBT. Estimates, which are referred to in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may vary significantly from those set forth. In addition, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses might actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty and MB&D does not assume responsibility for the accuracy of such analyses or estimates.

BSB TRANSACTION

     On April 20, 2000, NBT announced that it had executed a definitive agreement to merge with BSB. MB&D has reviewed the agreement with BSB. MB&D acted as NBT's financial advisor throughout the negotiations with BSB. The agreement with BSB does not alter MB&D's opinion concerning the NBT/Pioneer American transaction. MB&D continues to maintain the opinion that as of the date of this post-effective amendment, the exchange ratio with respect to the merger between NBT and Pioneer American is fair, from a financial point of view, to NBT stockholders.

Analysis of the Anticipated Merger and the Fixed Exchange Ratio:

     The consideration of 1.805 shares of NBT common stock, valued at the last sale price of NBT on the day prior to the announcement of the transaction ($16.25) represents the following values and multiples:

    Total Transaction Value:                             $85,337,277
    Deal Premium to Pioneer American's last trade:       5.70%
    Deal Price / EPS for the last 12 months              20.95x
    Deal Price / Tangible Book as of 9/30/99             2.68x

Contribution Analysis:

     The following table reflects the acquisition of Lake Ariel on February 17, 2000 and is based on reported financial data for Pioneer American and NBT as of September 30, 1999 and the per share price of NBT as of December 6, 1999. Under those circumstances, the relative contributions of the parties to the pro forma NBT on a pooling basis would have been as follows:

                          Pro Forma Contribution Table

                                  As of 9-30-99

               Item                                      NBT                 Pioneer American
             --------                                  -------              ------------------
Proposed Ownership                                      77.3%                     22.7%
Assets                                                  82.1%                     17.9%
Loans                                                   83.1%                     16.9%
Deposits                                                82.5%                     17.5%
Equity                                                  83.6%                     16.4%
Tangible Equity                                         83.1%                     16.9%
Estimated Net Income of Combined                        80.7%                     19.3%
 Company for fiscal year 2000.
Estimated  Net  Income of  Combined  Company            76.7%                     23.3%
 for fiscal year 2001.

Specific Acquisition Analysis:

     MB&D employs a proprietary analytical model to examine transactions involving banking companies. The model uses forecast earnings data, selected current period balance sheet and income statement data, current market and trading information and a number of assumptions as to interest rates for borrowed funds, the opportunity cost of funds, discount rates, dividend streams, effective tax rates and transaction structures. The model inquires into the likely economic feasibility of a given transaction at a given price level or specified exchange rate while employing a specified transaction structure. The model also permits evaluation of various levels of potential non-interest expense savings which might be achieved along with various potential implementation time tables for such savings, as well as the possibility of revenue enhancement opportunities which may arise in a given transaction.

     Utilizing this model, MB&D prepared pro forma analyses of the financial impact of the merger to the NBT stockholders. MB&D compared estimated earnings per share of NBT on a stand alone basis for fiscal year 2000, 2001 and 2002 to the estimated earnings per share of the common stock of the combined company on a pro forma basis for the same fiscal years. MB&D's analysis illustrates that the merger will be dilutive to stockholders of NBT on an earnings per share basis in fiscal year 2000, and becomes accretive to NBT stockholders in fiscal year 2001. The transaction remains accretive to stockholders of NBT in fiscal year 2002.

Analysis of Other Comparable Transactions:

     MB&D is reluctant to place emphasis on the analysis of comparable transactions as a valuation methodology due to what it considers to be inherent limitations of the application of the results to specific cases. MB&D believes that such analysis fails to adequately take into consideration such factors as:

          Material   differences  in  the  underlying   capitalization   of  the
          comparable institutions which are being acquired;

          Differences in the historic earnings (or loss) patterns recorded by the compared institutions which can depict a very different trend than might be implied by examining only recent financial results;

          Failure to exclude non-recurring profit or loss items from the last twelve months' earnings streams of target companies which can distort apparent earnings multiples;

          Material differences in the form or forms of consideration used to complete the transaction;

          Differences between the planned method of accounting for the completed transaction;

          Factors such as: the relative population, business and economic demographics of the acquired entity's markets as compared or contrasted to such factors for the markets in which comparable companies are doing business.

     With these reservations in mind, we nonetheless examined statistics associated with 46 transactions (excluding the subject transaction) involving commercial banks. The following criteria was utilized to create the sample:

          Acquired institutions are all commercial banks.

          Announced between June 1, 1998 and December 7, 1999.

          Announced deal value greater than $50 million and less than $100 million.

     The table which follows permits a comparison of the mean and median values for two selected statistics arising from the list of 46 transactions evaluated with the "comparable" statistics calculated for the transaction which is described in this joint proxy statement/prospectus.

              "Comparable" statistics as of the announcement date:

          Compared statistics            Announced transaction price/tangible       Announced transaction price/
                                                      book value                    trailing 12 months earnings
NBT/Pioneer American                                     2.68x                                 20.95x
Sample (46 transactions)
                 Mean                                    3.07x                                 24.5x
                Median                                   3.08x                                 21.7x
1999 (29 transactions)
                 Mean                                    2.96x                                 23.7x
                Median                                   2.85x                                 21.5x
1998 (17 transactions)
                 Mean                                    3.23x                                 26.0x
                Median                                   3.19x                                 23.7x
PA, NJ & NY (8 transactions)
                 Mean                                    3.02x                                 26.6x
                Median                                   2.93x                                 25.0x


COMPENSATION OF MB&D

     Pursuant to a letter agreement with NBT dated December 7, 1999, MB&D will receive a fixed fee of $375,000. This fee will be divided into several payments, which correspond with the successful completion of specific events. MB&D was paid $75,000 after the execution of the merger agreement and will be paid an additional $150,000 upon issuance of its opinion which will be included as an exhibit to this joint proxy statement/prospectus. Payment of the balance of the fee will be conditioned on closing of the transaction.

     The fee payable to MB&D represents compensation for services rendered in connection with the analysis of the transaction, participation in the negotiations, participation in the drafting of documentation, and for the rendering of its Opinion. In addition, NBT has agreed to reimburse MB&D for its reasonable out-of-pocket expenses incurred in connection with the transaction. NBT also has agreed to indemnify MB&D and its directors, officers and employees against certain losses, claims, damages and liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws.

     MB&D has filed a written consent with the SEC relating to the inclusion of its fairness opinion and the reference to such opinion and to MB&D in the registration statement in which this joint proxy statement/prospectus is included. In giving such consent, MB&D did not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the SEC thereunder, nor did MB&D thereby admit that it is an expert with respect to any part of such Registration Statement within the meaning of the term "expert" as used in the Securities Act of 1933 as amended, or the rules and regulations of the SEC thereunder.

OPINION OF PIONEER AMERICAN'S FINANCIAL ADVISOR

     Pioneer American retained Danielson Associates, Inc. ("Danielson Associates") to advise the Pioneer American Board of Directors as to its "fair" sale value and the fairness to its shareholders of the financial terms of the offer to be acquired by NBT. Danielson Associates is regularly engaged in the valuation of banks, bank holding companies, and thrifts in the connection with mergers, acquisitions, and other securities transactions; and has knowledge of, and experience with, Pennsylvania and New York banking markets and banking organizations operating in those markets. Danielson Associates was selected by Pioneer American because of its knowledge of, expertise with, and reputation in the financial services industry.

     On April 20, 2000, NBT announced an equal merger with BSB, which represented a material change, and, as a result, required an update of the original opinion that included the impact of the BSB merger. This update was delivered to the Board of Directors of Pioneer American stating that as of that time the financial terms of the NBT offer were still "fair" to Pioneer American and its shareholders.

     Danielson Associates reviewed the Pioneer American-NBT Merger Agreement with respect to the pricing and other terms and conditions of the Merger, but the decision as to accepting the offer was ultimately made by the Board of Directors of Pioneer American. Danielson Associates rendered its oral opinion to the Pioneer American Board of Directors, which it subsequently confirmed in writing, that as of the date of such opinion, the financial terms of the NBT offer were "fair" to Pioneer American and its shareholders. No limitations were imposed by the Pioneer American Board of Directors upon Danielson Associates with respect to the investigation made or procedures followed by it in arriving at its opinion.

     In arriving at its original and updated opinions, Danielson Associates:

          Reviewed certain business and financial information relating to Pioneer American, NBT and BSB including annual reports for the fiscal years ended December 31, 1998 and December 31, 1999; call report data from 1990 to 1999; and the Annual Reports on Form 10-K and the Quarterly Reports on Form 10-Q for 1998 and 1999.

          Discussed the past and current operations, financial condition and prospects of NBT with its senior executives.

          Analyzed the pro forma impact of all of NBT's announced banking mergers relative to earnings per share, capitalization, and financial ratios.

          Reviewed the reported prices and trading activity for the NBT Common Stock and compared it to similar bank holding companies.

          Reviewed and compared the financial terms, to the extent publicly available, with comparable transactions.

          Interviewed NBT's and BSB's senior officers relative to the BSB merger.

          Reviewed the Pioneer American-NBT Merger Agreement and certain related documents.

          Reviewed NBT's definitive agreement with BSB and NBT's due diligence materials relative to BSB.

          Considered such other factors as were deemed appropriate.

     Danielson Associates did not obtain any independent appraisal of assets or liabilities of Pioneer American, NBT or BSB or their respective subsidiaries. Further, Danielson Associates did not independently verify the information provided by Pioneer American, NBT or BSB and assumed the accuracy and completeness of all such information.

     In arriving at its opinion, Danielson Associates performed a variety of financial analyses. Danielson Associates believes that its analyses must be considered as a whole and that consideration of portions of such analyses could create an incomplete view of Danielson Associates' opinion. The preparation of a fairness opinion is a complex process involving subjective judgements and is not necessarily susceptible to partial analysis or summary description.

     In its analyses, Danielson Associates made certain assumptions with respect to industry performance, business and economic conditions, and other matters, many of which were beyond Pioneer American's or NBT's control. Any estimates contained in Danielson Associates analyses are not necessarily indicative of future results of value, which may be significantly more or less favorable than such estimates. Estimates of the value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

     The following is a summary of selected analyses considered by Danielson Associates in connection with its opinion letter.

Pro Forma Merger Analyses

     Danielson Associates analyzed the changes in the amount of earnings and book value represented by the receipt of about $62.5 million, based on NBT's April 19, 2000 stock price, for all of the outstanding shares of Pioneer American Common Stock and options to purchase Common Stock, which will be paid in NBT Common Stock or options to purchase NBT Common Stock. The analysis evaluated, among other things, possible dilution in earnings and capital per share for NBT Common Stock.

Comparable Companies

     To determine the "fair" value of the NBT common stock to be exchanged for the common stock of Pioneer American, NBT, by itself, and pro forma with BSB was compared to eleven publicly-traded bank holding companies ("comparable banks" or the "comparative group"). These comparable banks had assets in the $1 billion to $3 billion range, no extraordinary characteristics and were located in New Jersey, New York and Pennsylvania.

                   Summary and Description of Comparable Banks

                                                          Assets*
                                                         (In mill.)             Headquarters
                                                         ----------             ------------

         Comparable Banks**
         Community Bank System                            $1,841                DeWitt, N.Y.
         Harleysville National                             1,636                Harleysville, Pa.
         Main Street                                       1,497                Reading, Pa.
         National Penn                                     2,242                Boyertown, Pa.

                                                          Assets*
                                                         (In mill.)             Headquarters
                                                         ----------             ------------
         Omega                                             1,053                State College, Pa.
         Premier National                                  1,596                Lagrangeville, N.Y.
         Sterling Financial                                1,059                Lancaster, Pa.
         TrustCo                                           2,364                Schenectady, N.Y.
         U.S.B.                                            1,646                Orangeburg, N.Y.
         United National                                   2,090                Bridgewater, N.J.
         Yardville                                         1,124                Mercerville, N.J.

*    December 31, 1999.

** Publicly-traded with assets between $1 billion and $3 billion in New Jersey, New York and Pennsylvania.

Source:  SNL Securities LC, Charlottesville, Virginia.

         Danielson Associates compared NBT's:

               Stock price as of April 19, 2000 equal to 8.6 times earnings and 124% of book.

               Dividend yield based on trailing four quarters as of December 31, 1999 and stock price as of April 19, 2000 of 6.58%.

               Equity and pro forma equity as of December 31, 1999 of 9.08% and 7.73% of assets, respectively.

               Nonperforming assets and pro forma nonperforming assets including loans 90 days past due as of December 31, 1999 equal to .35% and .48% of total assets, respectively.

               Return on average assets and pro forma return on average assets for 1999 of 1.38% and 1.12%, respectively.

               Return on average equity and pro forma return on average equity during the same period of 14.27% and 13.83%, respectively, with the medians for the comparable banks.

                         NBT - Comparable Banks Summary

                                                                NBT &              Comparable Banks
                                            NBT                 BSB*               Medians
                                          -------               ------             ----------------
Income
  Net income/Avg. Assets                      1.38%               1.12%                    1.26%
  Net oper. income**/Avg. Assets              2.47                2.45                     2.06
  Return on average equity                   14.27               13.83                    15.22

Balance Sheet
  Equity/Assets                               9.08%               7.73%                    6.59%
  NPAs***/Assets                               .35                 .48                      .36

Stock Price
  Price/Earnings                               8.6X                 --                     12.3X
  Price/Book                                   124%                 --                      166%
  Dividend yield                              6.58%                 --                     4.21%
  Payout ratio                                  47%                 --                       48%
  Shares traded****                         24,307                  --                    9,139

*    Excludes one-time merger charge taken by BSB in 1999.

**   Net interest income plus noninterest income less operating expense.

 *** Nonperforming assets including loans 90 days past due and still accruing.

**** Average daily volume in 2000 through April 19, 2000.

Source: SNL Securities LC, Charlottesville, Virginia.

     The comparable medians were:

          Stock price equal to 12.3 times earnings and 166% of book.

          Dividend yield of 4.21%.

          Equity of 6.59% of assets.

          36% of assets nonperforming.

          Return on average assets of 1.26%.

          Return on average equity of 15.22%.

Danielson Associates also compared other income, expense and balance sheet information of such companies with similar information about NBT and BSB.

Comparable Transaction Analysis

     Danielson Associates compared the consideration to be paid in the merger to the latest twelve months earnings and equity capital of Pioneer American with earnings and capital multiples paid in acquisitions of banks through April 19, 2000 in the Middle Atlantic and Northeast. A specific analysis of Pennsylvania deals in the last two years was also included. At the time Danielson Associates made its analysis, the consideration to be paid in the merger was 198% of Pioneer American's December 31, 1999 book value and 15.3 times reported earnings for 1999. This compares to the median multiples of 198% of book value and 16.5 times earnings for comparable deals in the Middle Atlantic and Northeast and
16.5 times earnings and 178% of book for comparable deals in Pennsylvania in the last two years.

Discounted Future Earnings and Discounted Dividends Analysis

     Danielson Associates applied present value calculations to Pioneer American's estimated future earnings and dividend stream under several specific growth and earnings scenarios. This analysis considered, among other things, scenarios for Pioneer American as an independent institution and as part of another banking organization. The projected dividend streams and terminal values, which were based on a range of earnings multiples, were then discounted to present value using discount rates based on assumptions regarding the rates of return required by holders or prospective buyers of Pioneer American common stock.

Other Analysis

     In addition to performing the analyses summarized above, Danielson Associates also considered the general market for bank mergers, the historical financial performance of Pioneer American and NBT, the market positions of both banks and the general economic conditions and prospects of those banks.

     No company or transaction used in this composite analysis is identical to Pioneer American or NBT. Accordingly, an analyses of the results of the foregoing is not mathematical; rather it involves complex consideration and judgements concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values of the company or companies to which they are being compared.

     The summary set forth above does not purport to be a complete description of the analyses and procedures performed by Danielson Associates in the course of arriving at its opinions. In payment for its services as the financial advisor to Pioneer American, Danielson Associates is to be paid an estimated fee of about $310,000.

     The full text of the opinion of Danielson Associates dated as of April 20, 2000, which sets forth assumptions made and matters considered, is attached hereto as Appendix B of this joint proxy statement/prospectus. Pioneer American stockholders are urged to read this opinion in its entirety. Danielson Associates' opinion is directed only to the consideration to be received by Pioneer American stockholders in the Merger and does not constitute a recommendation to any Pioneer American stockholder as to how such shareholder should vote at the stockholders meeting.

                    PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     NBT common stock trades on the Nasdaq National Market under the symbol "NBTB." Following the merger, the shares of NBT common stock will continue to trade on the Nasdaq National Market under that symbol. Pioneer American common stock trades on the over-the-counter market under the symbol "PAHC.OB." Following the merger, NBT will deregister the Pioneer American common stock under the Exchange Act, and the common stock of Pioneer American will cease trading in the over-the-counter market.

     The following table has been restated to reflect the payment by NBT on December 15, 1999 of a 5% stock dividend and sets forth for the periods indicated (1) the range of high and low sales prices of the NBT common stock and the Pioneer American common stock, and (2) the amount of cash dividends declared per share by each company:

                                                               NBT                           PIONEER AMERICAN
                                                              -----                         ------------------
                                                   SALES PRICES                         SALES PRICES
                                                   ------------                        --------------
                                                  HIGH        LOW       DIVIDENDS       HIGH        LOW      DIVIDENDS
                                                -------      -----     -----------   ---------   --------   ----------
1998
           First Quarter                          $19.05     $15.99        $ 0.117      $23.50     $21.38        $0.190
           Second Quarter                          23.48      18.37          0.154       25.25      22.50         0.190
           Third Quarter                           23.81      17.58          0.154       24.50      22.00         0.190
           Fourth Quarter                          24.29      19.72          0.162       23.50      22.00         0.200
1999
           First Quarter                          $23.33     $19.89        $ 0.162      $22.50     $19.00       $ 0.200
           Second Quarter                          21.19      19.05          0.162       28.00      19.13         0.200
           Third Quarter                           20.90      16.43          0.162       26.00      20.75         0.200
           Fourth Quarter                          17.98      14.63          0.170       30.00      23.50         0.200
2000
           First Quarter                          $16.50     $11.38         $0.170      $27.25     $19.75        $0.200
           Second Quarter (through
           May __, 2000)

     The timing and amount of future dividends will depend upon earnings, cash requirements, and financial condition of NBT and its subsidiaries and, following the merger of NBT and BSB, the earnings, cash requirements, and financial condition of the surviving corporation (and, prior to completion of the merger, the earnings, cash requirements, and financial condition of Pioneer American and its subsidiary insofar as Pioneer American dividends are concerned), applicable government regulations, and other factors deemed relevant by the NBT Board and the board of directors of the surviving corporation following the merger of NBT and BSB (and by the Pioneer American Board prior to completion of the merger of NBT and Pioneer American). Various federal and state laws limit the ability of affiliated banks to pay dividends to NBT and Pioneer American. The merger agreement with Pioneer American restricts the cash dividends payable on Pioneer American common stock pending completion of the merger.

     On May , 2000, the most recent practicable date prior to the printing of this supplement, the last reported sales price of NBT common stock was $ per share. On May , 2000, the most recent practicable date prior to the printing of this supplement, the last reported sales price of Pioneer American common stock was $ per share. We urge stockholders to obtain current market quotations prior to making any decisions with respect to the merger.

     As of April 30, 2000, there were 4,676 holders of record of NBT common stock and 1,434 holders of record of Pioneer American common stock.

                                     EXPERTS

     The consolidated financial statements and the supplemental consolidated financial statements of NBT as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference in this supplement and registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, which are incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Pioneer American as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference in this supplement and registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of BSB Bancorp, Inc. as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference in this supplement and registration statement in reliance upon the report of PricewaterhouseCoopers LLP, independent certified public accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     NBT and Pioneer American file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. In addition, you may read and copy NBT's SEC filings at the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006-1500, and Pioneer American's SEC filings at Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006-1500. Our Internet addresses are www.nbtbank.com with respect to NBT and www.pioneeramerican.com with respect to Pioneer American.

     NBT has filed a registration statement on Form S-4 to register with the SEC the NBT common stock to be issued to the holders of Pioneer American common stock in the merger. This supplement is a part of that registration statement and constitutes a prospectus of NBT in addition to being a proxy statement of NBT and Pioneer American for the NBT adjourned annual meeting and the Pioneer American adjourned special meeting. As allowed by SEC rules, this supplement does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" information into this supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this supplement, except for any information superseded by information in this supplement. This supplement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about the companies, their finances and NBT common stock.

NBT BANCORP INC. SEC FILINGS

          Annual Report on Form 10-K for the year ended December 31, 1999; and

          Current Reports on Form 8-K, filed with the SEC on February 22, 2000, March 3, 2000, March 31, 2000 and April 28, 2000.

     On March 31, 2000, NBT filed a Current Report on Form 8-K with the SEC. The report contains supplemental consolidated financial statements of NBT as of December 31, 1999 and 1998 and for each of the years in the three year period ended December 31, 1999, which have been restated to include the effects of the Lake Ariel Bancorp, Inc.merger, which was accounted for as a pooling of interests.

PIONEER AMERICAN HOLDING COMPANY CORP. SEC FILINGS

          Annual Report on Form 10-K for the year ended December 31, 1999; and

          Current Report on Form 8-K, filed with the SEC on January 4, 2000.

     We incorporate by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this supplement and the effective time of the merger.

     NBT has supplied all information contained or incorporated by reference in this supplement relating to NBT, and Pioneer American has supplied all such information relating to Pioneer American.

     If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. You can obtain documents incorporated by reference from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this supplement. Stockholders may obtain documents incorporated by reference in this supplement by requesting them in writing or by telephone from the appropriate party at the following address:

     NBT Bancorp Inc.                     Pioneer American Holding Company Corp.
     52 South Broad Street                41 North Main Street
     Norwich, New York 13815              Carbondale, PA 18407
     Attention: Michael J. Chewens, CPA   Attention: Patricia A. Cobb, Esq.
     Tel: (607) 337-6520                  Tel: (570) 282-8045

     If you would like to request documents from us, please do so by June 13, 2000 to receive them prior to the reconvened NBT annual meeting and reconvened Pioneer American special meeting.

     YOU  SHOULD  RELY ONLY ON THE  INFORMATION  CONTAINED  OR  INCORPORATED  BY
REFERENCE IN THIS SUPPLEMENT TO VOTE ON THE NBT PROPOSAL AND THE PIONEER AMERICAN PROPOSAL. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS SUPPLEMENT. THIS SUPPLEMENT IS DATED MAY , 2000. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THIS SUPPLEMENT TO STOCKHOLDERS NOR THE ISSUANCE OF SHARES OF NBT COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined balance sheet presents the financial position of NBT, Pioneer American and BSB Bancorp, Inc. as of December 31, 1999, assuming that each merger had occurred as of December 31, 1999, after giving effect to certain pro forma adjustments described in the accompanying notes. The following unaudited pro forma combined statements of income for the years ended December 31, 1999, 1998 and 1997 present the combined historical results of operations of NBT, Pioneer American and BSB as if each merger had been consummated as of the first day of the period presented. The financial information for NBT has been restated to include the effects of the merger with Lake Ariel Bancorp, Inc., which was consummated on February 17, 2000 and has been accounted for as a pooling of interests. Pro forma earnings per common share are based on the exchange ratio of 1.805 with respect to the Pioneer American merger and 2.0 with respect to the merger with BSB. The fiscal years of NBT, Pioneer American and BSB end December 31. The unaudited pro forma combined balance sheet reflects estimated non-recurring charges that will be incurred in connection with the mergers.

     The unaudited pro forma combined financial statements were prepared giving effect to each merger on the pooling of interests accounting method. Under this method of accounting, the recorded assets, liabilities, stockholders' equity, income and expense of NBT, Pioneer American and BSB are combined and reflected at their historical amounts, except as noted in the accompanying notes.

     The combined company expects to achieve certain merger benefits in the form of operating expense reductions and revenue enhancements. The unaudited pro forma combined statements of income do not reflect potential operating expense reductions or revenue enhancements that are expected to result from the mergers, and therefore may not be indicative of the results of future operations. No assurance can be given with respect to the ultimate level of operating expense reductions or revenue enhancements.

     The unaudited pro forma combined financial statements should be read in conjunction with, and are qualified in their entirety by, the historical consolidated financial statements and accompanying notes of NBT, Pioneer American and BSB and the supplemental consolidated financial statements of NBT and accompanying notes, which have been restated to include the effects of the Lake Ariel merger. All of these financial statements are incorporated by reference into this supplement. The unaudited pro forma combined financial statements are presented for informational purposes only. These statements are not necessarily indicative of the combined financial position and results of operations that would have occurred if the mergers had been consummated on December 31, 1999 or at the beginning of the periods or that may be attained in the future.


                                                           UNAUDITED PRO FORMA CONDENSED
                                                              COMBINED BALANCED SHEET
                                                                AT DECEMBER 31, 1999


                                                                               PIONEER                              NBT
                                                                               AMERICAN                             PIONEER
                                                                                HOLDING                             AMERICAN
                                                                NBT             COMPANY             PRO FORMA       COMBINED
                                                            BANCORP INC.          CORP.            ADJUSTMENTS      PRO FORMA
                                                            ------------      ----------           -----------      ---------

(in thousands)

ASSETS
Cash and cash equivalents                                  $     64,431        $  15,198          $       --     $     79,629
Securities available for sale, at fair value                    520,440          112,134                  --          632,574
Securities held to maturity (fair value-NBT Bancorp
  Inc. $75,155, Pioneer American Holding Company
  Corp.$35,499 and BSB Bancorp, Inc. $14,588)                    78,213           36,612                  --          114,825
Loans:                                                        1,222,654          244,213                  --        1,466,867
Less: Allowance for loan losses                                  16,654            3,057                  --           19,711
                                                             ----------        ---------                            ---------
         Net Loans                                            1,206,000          241,156                  --        1,447,156
Premises and equipment, net                                      40,830            6,267                  --           47,097
Other assets                                                     51,518            7,408               3,300(6)        62,226
                                                             ----------        ---------                            ---------
TOTAL ASSETS                                              $   1,961,432        $ 418,775          $    3,300     $  2,383,507
                                                             ==========        =========                            =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   Demand (noninterest bearing)                                $223,143        $  44,752          $      --      $    267,895
   Savings, NOW, and money market                               487,746          117,588                 --           605,334
   Time                                                         766,729          137,133                 --           903,862
                                                             ----------        ---------                            ---------
        Total deposits                                        1,477,618          299,473                 --         1,777,091
Short-term borrowings                                           137,567            4,700                 --           142,267
Long-term debt                                                  172,575           79,395                 --           251,970
Other liabilities                                                13,798            3,609             12,300(6)         29,707
Mandatory redemmable preferred securities of subsidiary              --              --                  --                --
                                                             ----------        ---------           --------         ---------
        Total liabilities                                     1,801,558          387,177             12,300         2,201,035
                                                             ----------        ---------           --------         ---------

Commitments and contingencies

Stockholders' equity:
   Preferred stock                                                   --              --                  --                --
   Common stock                                                  18,489           2,935               2,235(2)         23,659
   Capital surplus                                              148,242          11,962              (3,965)(2)       156,239
   Retained earnings                                             23,060          21,889              (9,000)(6)        35,949
   Accumulated other comprehensive income (loss)                (18,252)         (3,458)                 --           (21,710)
   Common stock in treasury at cost                             (11,665)         (1,730)              1,730(2)        (11,665)
        Total stockholders' equity                              159,874          31,598              (9,000)          182,472
TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                                   $   1,961,432        $418,775          $    3,300      $  2,383,507



                                                                                                  NBT
                                                                                                PIONEER
                                                                                                AMERICAN
                                                                                                  BSB
                                                             BSB BANCORP,        PRO FORMA      COMBINED
                                                                  INC.           ADJUSTMENTS    PRO FORMA
                                                             ------------       ------------    ---------

(in thousands)

ASSETS
Cash and cash equivalents                                   $    70,065        $      --     $   149,694
Securities available for sale, at fair value                    387,251               --       1,019,825
Securities held to maturity (fair value-NBT Bancorp
  Inc. $75,155, Pioneer American Holding Company
  Corp. $35,499 and BSB Bancorp, Inc. $14,588)                   14,472               --         129,297
Loans:                                                        1,724,973               --       3,191,840
Less: Allowance for loan losses                                  29,134               --          48,845
                                                              ---------                        ---------
         Net Loans                                            1,695,839               --       3,142,995
Premises and equipment, net                                      15,988               --          63,085
Other assets                                                     57,333            4,500(6)      124,059
                                                              ---------                        ---------
TOTAL ASSETS                                                $ 2,240,948        $   4,500     $ 4,628,955
                                                              =========           ======       =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
   Demand (noninterest bearing)                             $   141,907        $      --        $409,802
   Savings, NOW, and money market                               647,987               --       1,253,321
   Time                                                       1,111,310               --       2,015,172
                                                              ---------                        ---------
        Total deposits                                        1,901,204               --       3,678,295
Short-term borrowings                                           119,048               --         261,315
Long-term debt                                                   22,997               --         274,967
Other liabilities                                                13,206           16,500(6)       59,413
Mandatory redemmable preferred securities of subsidiary          30,000               --          30,000
                                                              ---------           ------       ---------
        Total liabilities                                     2,086,455           16,500       4,303,990
                                                              ---------           ------       ---------

Commitments and contingencies

Stockholders' equity:
   Preferred stock                                                   --              --               --
   Common stock                                                     114          20,337(5)        44,110
   Capital surplus                                               37,287         (33,783)(5)      159,743
   Retained earnings                                            140,295         (12,000)(6)      164,244
   Accumulated other comprehensive income (loss)                 (9,757)             --          (31,467)
   Common stock in treasury at cost                             (13,446)          13,446(5)      (11,665)
        Total stockholders' equity                              154,493          (12,000)        324,965
                                                              ---------          -------       ---------
TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                                     $ 2,240,948        $   4,500     $ 4,628,955
                                                            ===========        =========     ===========


See accompanying notes to the unaudited pro forma combined financial statements.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                                                                         FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                               PIONEER                             NBT
                                                                               AMERICAN                          PIONEER
                                                                  NBT          HOLDING                           AMERICAN
                                                                BANCORP        COMPANY          PRO FORMA        COMBINED
                                                                  INC.           CORP.          ADJUSTMENTS     PRO FORMA
                                                              -----------     ----------      --------------    -----------

Consolidated Statement of Income:
(in thousands, except per share data)

Interest and fee income:
     Loans and loans held for sale                             $  96,235      $   19,661         $     --       $  115,896
     Securities - taxable                                         34,956           8,223               --           43,179
     Securities - tax-exempt                                       3,210           1,268               --            4,478
     Other                                                           988             237               --            1,225
                                                               ---------      ----------         --------       ----------
         Total interest and fee income                           135,389          29,389               --          164,778
                                                               ---------      ----------         --------       ----------

Interest expense:
     Deposits                                                     46,067          10,519               --           56,586
     Borrowings                                                   14,515           4,379               --           18,894
                                                               ---------      ----------         --------       ----------
         Total interest expense                                   60,582          14,898                            75,480
                                                               ---------      ----------         --------       ----------
     Net interest income                                          74,807          14,491               --           89,298
     Provision for loan losses                                     5,070             370               --            5,440
                                                               ---------      ----------         --------       ----------
     Net interest income after provision for loan losses          69,737          14,121               --           83,858
                                                               ---------      ----------         --------       ----------

Noninterest income:
     Trust                                                         3,305              --               --            3,305
     Service charges on deposit accounts                           6,303           1,635               --            7,938
     Net securities gains (losses)                                 1,716              88               --            1,804
     Other                                                         5,097           1,108               --            6,205
                                                               ---------      ----------         --------       ----------
         Total noninterest income                                 16,421           2,831               --           19,252
                                                               ---------      ----------         --------       ----------

Noninterest expense:
     Salaries and employee benefits                               25,213           5,291               --           30,504
     Office supplies and postage                                   2,436             534               --            2,970
     Occupancy                                                     4,317           1,062               --            5,379
     Equipment                                                     4,230             990               --            5,220
     Professional fees and outside services                        3,325           1,005               --            4,330
     Data processing and communications                            4,091             437               --            4,528
     Amortization of intangible assets                             1,278              39               --            1,317

     Acquisition charges                                              --              --               --               --
     Other operating                                               6,610           2,024               --            8,634
                                                               ---------      ----------         --------       ----------
         Total noninterest expense                                51,500          11,382               --           62,882
                                                               ---------      ----------         --------       ----------
     Income before income taxes                                   34,658           5,570               --           40,228
     Income taxes                                                 12,483           1,488               --           13,971
                                                               ---------      ----------         --------       ----------
         Net income                                             $ 22,175      $    4,082         $     --         $ 26,257
                                                               =========      ==========         ========       ==========

Weighted Average Shares Outstanding:
     Basic                                                        17,851           2,902               --           23,089
     Diluted                                                      18,095           2,929               --           23,382

Earnings per share:
     Basic                                                      $   1.24      $     1.41               --         $   1.14
     Diluted                                                    $   1.23      $     1.39               --         $   1.12


                                                                                               NBT
                                                                                            PIONEER
                                                                                            AMERICAN
                                                              BSB                              BSB
                                                            BANCORP,         PRO FORMA      COMBINED
                                                             INC,          ADJUSTMENTS     PRO FORMA
                                                           ----------     --------------  -----------

Consolidated Statement of Income:
(in thousands, except per share data)

Interest and fee income:
     Loans and loans held for sale                         $ 151,001        $     --       $ 266,897
     Securities - taxable                                     24,113              --          67,292
     Securities - tax-exempt                                     925              --           5,403
     Other                                                       682                           1,907
                                                           ---------        --------       ---------
         Total interest and fee income                       176,721              --         341,499
                                                           ---------        --------       ---------

Interest expense:
     Deposits                                                 75,542              --         132,128
     Borrowings                                               14,034              --          32,928
                                                           ---------        --------       ---------
         Total interest expense                               89,576              --         165,056
                                                           ---------        --------       ---------
     Net interest income                                      87,145              --         176,443
     Provision for loan losses                                19,137              --           24,577
                                                           ---------        --------       ---------
     Net interest income after provision for loan losses      68,008              --         151,866
                                                           ---------        --------       ---------

Noninterest income:
     Trust                                                     1,104              --           4,409
     Service charges on deposit accounts                       4,382              --          12,320
     Net securities gains (losses)                              (231)             --           1,573
     Other                                                     7,116              --          13,321
                                                           ---------        --------       ---------
         Total noninterest income                             12,371              --          31,623
                                                           ---------        --------       ---------

Noninterest expense:
     Salaries and employee benefits                           20,386              --          50,890
     Office supplies and postage                               1,684              --           4,654
     Occupancy                                                 2,874              --           8,253
     Equipment                                                 1,733              --           6,953
     Professional fees and outside services                    6,001              --          10,331
     Data processing and communications                        1,930              --           6,458
     Amortization of intangible assets                           386              --           1,703

     Acquisition charges                                       5,408              --           5,408
     Other operating                                          10,261              --          18,895
                                                           ---------        --------       ---------
         Total noninterest expense                            50,663              --         113,545
                                                           ---------        --------       ---------
     Income before income taxes                               29,716              --          69,944
     Income taxes                                             11,491              --          25,462
                                                           ---------        --------       ---------
         Net income                                        $  18,225        $     --        $ 44,482
                                                           =========        ========       =========

Weighted Average Shares Outstanding:
     Basic                                                    10,138                          43,365
     Diluted                                                  10,312                          44,006

Earnings per share:
     Basic                                                 $    1.80                         $  1.03
     Diluted                                               $    1.77                         $  1.01
                                                                  --






See accompanying notes to the unaudited pro forma combined financial statements.

           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                                                                                       FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                               PIONEER                           NBT
                                                                              AMERICAN                         PIONEER
                                                                               HOLDING                         AMERICAN
                                                                NBT            COMPANY       PRO FORMA         COMBINED
                                                            BANCORP INC.        CORP.        ADJUSTMENTS       PRO FORMA
                                                           --------------    ------------   -------------    -------------
Consolidated Statement of Income:
(in thousands, except per share data)

Interest and fee income:
     Loans and loans held for sale                          $   89,399        $  19,093       $      --       $   108,492
     Securities - taxable                                       37,590            7,615              --            45,205
     Securities - tax-exempt                                     2,780            1,114              --             3,894
     Other                                                         531              480              --             1,011
                                                              ---------        --------       ---------       -----------
         Total interest and fee income                         130,300           28,302              --           158,602
                                                              ---------        --------       ---------       -----------

Interest expense:
     Deposits                                                   48,058           10,840              --            58,898
     Borrowings                                                 12,359            3,479              --            15,838
                                                              ---------        --------       ---------       -----------
         Total interest expense                                 60,417           14,319              --            74,736
                                                              ---------        --------       ---------       -----------
     Net interest income                                        69,883           13,983              --            83,866
     Provision for loan losses                                   5,729              420              --             6,149
                                                              ---------        --------       ---------       -----------
     Net interest income after provision for loan losses        64,154           13,563              --            77,717
                                                              ---------        --------       ---------       -----------

Noninterest income:
      Trust                                                      3,115               --              --             3,115
      Service charges on deposit accounts                        5,325            1,404              --             6,729
      Net securities gains (losses)                              1,056              511              --             1,567
      Other                                                      5,417            1,046              --             6,463
                                                              ---------        --------       ---------       -----------
          Total noninterest income                              14,913            2,961              --            17,874
                                                              ---------        --------       ---------       -----------

Noninterest expense:
      Salaries and employee benefits                            24,215            5,071              --            29,286
      Office supplies and postage                                2,523              506              --             3,029
      Occupancy                                                  4,132            1,027              --             5,159
      Equipment                                                  3,599              773              --             4,372
      Professional fees and outside services                     3,375            1,027              --             4,402
      Data processing and communications                         3,796              483              --             4,279
      Amortization of intangible assets                          1,275               39              --             1,314

      Other operating                                            7,665            2,041              --             9,706
                                                              --------         --------       ---------       -----------
          Total noninterest expense                             50,580           10,967              --            61,547
                                                              --------         --------       ---------       -----------
      Income before income taxes                                28,487            5,557              --            34,044
      Income taxes                                               5,614            1,535              --             7,149
                                                              --------         --------       ---------       -----------
          Net income                                          $ 22,873        $   4,022      $       --          $ 26,895
                                                              ========         ========       =========       ===========

Weighted Average Shares Outstanding:
      Basic                                                     17,976            2,894              --            23,199
      Diluted                                                   18,361            2,953              --            23,691

Earnings per share:
      Basic                                                  $    1.27        $    1.39      $       --      $       1.16
      Diluted                                                $    1.25        $    1.36      $       --      $       1.14

                           See  accompanying  notes to the  unaudited  pro forma
combined financial statements.







                                                                                                  NBT
                                                                                                PIONEER
                                                                                               AMERICAN
                                                               BSB                                BSB
                                                             BANCORP,          PRO FORMA       COMBINED
                                                               INC.            ADJUSTMENTS     PRO FORMA
                                                           -----------        -------------   ----------
Consolidated Statement of Income:
(in thousands, except per share data)

Interest and fee income:
     Loans and loans held for sale                          $ 139,374         $    --        $247,866
     Securities - taxable                                      25,220              --          70,425
     Securities - tax-exempt                                      706              --           4,600
     Other                                                        866              --           1,877
                                                              -------           -----          ------
         Total interest and fee income                        166,166              --         324,768
                                                              -------           -----          ------

Interest expense:
     Deposits                                                  72,387              --         131,285
     Borrowings                                                12,399              --          28,237
                                                               ------              --          ------
         Total interest expense                                84,786              --         159,522
                                                               ------              --         -------
     Net interest income                                       81,380              --         165,246
     Provision for loan losses                                 12,931              --          19,080
                                                               ------              --          ------
     Net interest income after provision for loan losses       68,449              --         146,166
                                                               ------              --         -------

Noninterest income:
      Trust                                                       994              --           4,109
      Service charges on deposit accounts                       3,714              --          10,443
      Net securities gains (losses)                              (851)             --             716
      Other                                                     4,738              --          11,201
                                                               -----            -----          ------
          Total noninterest income                              8,595              --          26,469
                                                               ------          ------          ------

Noninterest expense:
      Salaries and employee benefits                           19,528              --          48,814
      Office supplies and postage                               1,998              --           5,027
      Occupancy                                                 2,911              --           8,070
      Equipment                                                 1,466              --           5,838
      Professional fees and outside services                    4,086              --           8,488
      Data processing and communications                        2,027              --           6,306
      Amortization of intangible assets                           386              --           1,700

      Other operating                                           9,581                          19,287
                                                                -----                          ------
          Total noninterest expense                            41,983                         103,530
                                                               ------                         -------
      Income before income taxes                               35,061              --          69,105
      Income taxes                                             13,542                          20,691
                                                               ------                          ------
          Net income                                         $ 21,519          $   --        $ 48,414
                                                               ======                          ======

Weighted Average Shares Outstanding:
      Basic                                                    10,006              --          43,211
      Diluted                                                  10,365              --          44,421

Earnings per share:
      Basic                                                  $   2.15          $   --         $  1.12
      Diluted                                                $   2.08          $   --         $  1.09


           UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

                                                                           FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                              PIONEER                              NBT
                                                                             AMERICAN                            PIONEER
                                                               NBT            HOLDING                           AMERICAN
                                                             BANCORP          COMPANY            PRO FORMA      COMBINED
                                                               INC.             CORP.           ADJUSTMENTS     PRO FORMA
                                                           ----------      -----------       ---------------- ------------
Consolidated Statement of Income:
(in thousands, except per share data)

Interest and fee income:
     Loans and loans held for sale                          $  81,688       $   18,101          $     --       $   99,789
     Securities - taxable                                      35,779            7,063                --           42,842
     Securities - tax-exempt                                    2,757            1,023                --            3,780
     Other                                                        607              320                --              927
                                                             --------           ------            ------          -------
         Total interest and fee income                        120,831           26,507                --          147,338
                                                             --------           ------            ------          -------

Interest expense:
     Deposits                                                  45,629           11,337                --           56,966
     Borrowings                                                10,418            1,508                --           11,926
                                                             --------           ------            ------          -------
         Total interest expense                                56,047           12,845                --           68,892
                                                             --------           ------            ------          -------
     Net interest income                                       64,784           13,662                --           78,446
     Provision for loan losses                                  4,285              535                --            4,820
                                                             --------           ------            ------          -------
     Net interest income after provision for loan losses       60,499           13,127                --           73,626
                                                             --------           ------            ------          -------

Noninterest income:
     Trust                                                      2,675               --                --            2,675
     Service charges on deposit accounts                        4,942            1,397                --            6,339
     Net securities gains (losses)                               (123)             157                --               34
     Other                                                      3,973              907                --            4,880
                                                             --------           ------            ------          -------
         Total noninterest income                              11,467            2,461                --           13,928
                                                             --------           ------            ------          -------

Noninterest expense:
     Salaries and employee benefits                            22,111            5,040                --           27,151
     Office supplies and postage                                2,250              507                --            2,757
     Occupancy                                                  3,754            1,026                --            4,780
     Equipment                                                  2,632              685                --            3,317
     Professional fees and outside services                     2,485              900                --            3,385
     Data processing and communications                         2,966              456                --            3,422
     Amortization of intangible assets                          1,505               39                --            1,544

     Other operating                                            6,677            1,427                --            8,104
                                                             --------           ------            ------          -------
         Total noninterest expense                             44,380           10,080                --           54,460
                                                             --------           ------            ------          -------
     Income before income taxes                                27,586            5,508                --           33,094
     Income taxes                                               9,406            1,500                --           10,906
                                                             --------           ------            ------          -------
         Net income                                          $ 18,180         $  4,008           $               $ 22,188
                                                             ========           ======            ======          =======

Weighted Average Shares Outstanding:
     Basic                                                     17,095            2,850               --            22,239
     Diluted                                                   17,393            2,939               --            22,698

Earnings per share:
     Basic                                                   $   1.06         $   1.41           $   --      $       1.00
     Diluted                                                 $   1.05         $   1.36           $   --      $       0.98



See accompanying notes to the unaudited pro forma combined financial statements.



                                                                                                  NBT
                                                                                                PIONEER
                                                                                               AMERICAN
                                                              BSB                                 BSB
                                                            BANCORP,           PRO FORMA       COMBINED
                                                              INC.             ADJUSTMENTS     PRO FORMA
                                                          ------------       --------------   ----------

Consolidated Statement of Income:
(in thousands, except per share data)

Interest and fee income:
     Loans and loans held for sale                           $120,750         $    --        $220,539
     Securities - taxable                                      19,373              --          62,215
     Securities - tax-exempt                                    1,025              --           4,805
     Other                                                        200              --           1,127
                                                              -------         -------        --------
         Total interest and fee income                        141,348              --         288,686
                                                              -------         -------        --------

Interest expense:
     Deposits                                                  60,180              --         117,146
     Borrowings                                                11,272              --          23,198
                                                              -------         -------        --------
         Total interest expense                                71,452              --         140,344
                                                              -------         -------        --------
     Net interest income                                       69,896              --         148,342
     Provision for loan losses                                 10,814              --          15,634
                                                              -------         -------        --------
     Net interest income after provision for loan losses       59,082              --         132,708
                                                              -------         -------        --------

Noninterest income:
     Trust                                                        709              --           3,384
     Service charges on deposit accounts                        3,297              --           9,636
     Net securities gains (losses)                                380              --             414
     Other                                                      3,762              --           8,642
                                                              -------         -------        --------
         Total noninterest income                               8,148              --          22,076
                                                              -------         -------        --------

Noninterest expense:
     Salaries and employee benefits                            17,121              --          44,272
     Office supplies and postage                                1,886              --           4,643
     Occupancy                                                  2,547              --           7,327
     Equipment                                                  1,378              --           4,695
     Professional fees and outside services                     2,716              --           6,101
     Data processing and communications                         1,358              --           4,780
     Amortization of intangible assets                            386              --           1,930

     Other operating                                            9,548                          17,652
                                                              -------                        --------
         Total noninterest expense                             36,940                          91,400
                                                              -------                        - ------
     Income before income taxes                                30,290              --          63,384
     Income taxes                                              11,641
                                                              -------
         Net income                                          $ 18,649        $     --       $  40,837
                                                              =======         =======         =======

Weighted Average Shares Outstanding:
     Basic                                                     9,905               --          42,049
     Diluted                                                  10,258               --          43,214

Earnings per share:
     Basic                                                   $  1.88         $     --        $   0.97
     Diluted                                                 $  1.82         $     --        $   0.94


           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(1) Pro forma earnings per common share (EPS) have been calculated based on the weighted average number of shares of NBT plus additional shares of NBT assumed to be issued in the mergers in exchange for the weighted average outstanding shares of Pioneer American and BSB for each applicable period based on the exchange ratios of 1.805 and 2.0, respectively.

(2) Pro forma entry to issue 1.805 shares of NBT Bancorp Inc. Common Stock in exchange for each share of Pioneer American Holding Company Corp. Common Stock. The stated value of NBT Bancorp Inc. Common Stock to be issued is determined as follows:


NBT Bancorp Inc. common shares issued at December 31, 1999                                18,488,347
Pioneer American Holding Company Corp. common shares issued, after retirement of treasury stock
  (2,864,307 common shares times conversion
  ratio of 1.805)                                                                          5,170,074
Combined pro forma total common share issued                                              23,658,421
Stated value per common share                                                            $      1.00
Combined pro forma total stated value                                                    $23,658,421

Actual stated value of common stock at December 31, 1999:

NBT Bancorp Inc.                                                  $18,488,347
Pioneer American Holding Company Corp.
 (after retirement of treasury shares)                              2,864,307           $21,352,654
Required increase in stated value                                                       $ 2,305,767

Entry to conform to stated value of common stock:
Surplus                                                           $ 2,305,767
Common stock                                                                            $ 2,305,767

Pro forma entry to retire treasury stock held by Pioneer
 (approximately 71,060 shares having a par value of $1.00
 per share)
Common Stock                                                      $    71,060
Surplus                                                           $ 1,658,739
Treasury Stock                                                                          $ 1,729,799

Summary of pro forma entries above

Surplus                                                           $ 3,964,506
Common stock                                                                            $ 2,234,707
Treasury Stock                                                                          $ 1,729,799

     (3) Authorized, issued and outstanding share information is as follows at December 31, 1999:

                                                 NBT                 PIONEER             NBT/PIONEER PRO FORMA
                                              -----------         --------------      -------------------------
Preferred
   Authorized                                   2,500,000                    --                       2,500,000
   Issued and Outstanding                              --                    --                              --
Common
   Stated Value                                     $1.00                 $1.00                           $1.00
   Authorized                                  15,000,000(A)         25,000,000                      15,000,000(A)
   Issued                                      18,488,347             2,935,367                      23,658,421
   Outstanding                                 17,949,411             2,864,307                      23,119,485

     (A) On February 17, 2000, stockholders of NBT Bancorp Inc. approved an amendment to its Certificate of Incorporation increasing the number of authorized common shares from 15 million to 30 million and changing the par value of the NBT capital stock from no par value, $1.00 stated value, to $.01 par value per share..

(4) Pro forma entry to retire treasury stock held by BSB Bancorp, Inc. (approximately 1,173,669 shares having a par value of $.01 per share)

         Common stock                                             $    11,737
         Surplus                                                  $13,434,263
         Treasury stock                                           $13,446,000

(5) Pro forma entry to issue 2.0 shares of NBT Bancorp Inc. common stock in exchange for each share of BSB Bancorp, Inc. common stock. The stated value of NBT Bancorp Inc. common stock to be issued at December 31, 1999 is determined as follows:

         NBT Bancorp Inc. / Pioneer combined pro forma common shares issued                         23,658,421
         BSB Bancorp, Inc. common shares issued, after
                  retirement of treasury stock
                  (10,225,322 common shares times conversion
                   ratio of 2.0)                                                                    20,450,644
                                                                                                   -----------
         Combined pro forma total common shares issued                                              44,109,065
         Stated value per common share                                                            $       1.00
                                                                                                   -----------
         Combined pro forma total stated value                                                    $ 44,109,065

         Actual stated value of common stock at December 31, 1999:

         NBT Bancorp Inc. / Pioneer combined pro forma                            $23,658,421
         BSB Bancorp, Inc. (after retirement of treasury stock )                      102,253     $ 23,760,674
                                                                                  --------------  ------------
         Required increase in stated value                                                        $ 20,348,391
                                                                                                  ============

         Entry to conform to stated value of common stock:

         Surplus                                                                 $ 20,348,391
         Common stock                                                                             $ 20,348,391

Summary of pro forma entries from notes (4) and (5) above

         Surplus                                                                  $33,782,654
         Common stock                                                                             $ 20,336,654
         Treasury stock                                                                           $ 13,446,000

(6) The unaudited pro forma combined balance sheet at December 31, 1999, reflects anticipated non-recurring merger and integration costs for the Lake Ariel, Pioneer American and BSB mergers. Costs related to the Lake Ariel merger are estimated to be in the range of $6.7 million to $7.7 million ($4.7 million to $5.7 million after taxes) and costs related to the Pioneer American merger are estimated to be in the range of $4.6 million to $5.6 million ($3.3 million to $4.3 million after taxes). Costs related to the BSB merger are estimated to be in the range of $16.0 million to $17.0 million ($11.5 million to $12.5 million after taxes). These estimates include primarily investment banking, legal, accounting, printing, data processing and systems integration costs, and employee and contract termination costs. Anticipated merger and integration cost estimates are not included in the unaudited pro forma combined statements of income for any of the periods presented.

     The pro forma statements do not reflect potential expense reductions or revenue enhancements expected to be realized subsequent to consummation of the mergers.

     The entries to record the anticipated merger and integration costs on the unaudited pro forma combined balance sheet are:

Lake Ariel
Current Tax Receivable                    $2,000,000
Retained Earnings                         $5,200,000
  Other Liabilities                                         $ 7,200,000

Pioneer American
Current Tax Receivable                    $1,300,000
Retained Earnings                         $3,800,000
  Other Liabilities                                         $ 5,100,000

Summary of pro forma entries above
Current Tax Receivable                    $3,300,000
Retained Earnings                         $9,000,000
  Other Liabilities                                         $12,300,000

BSB
Current Tax Receivable                    $4,500,000
Retained Earnings                        $12,000,000
  Other Liabilities                                         $16,500,000

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     NBT and Pioneer American have used and incorporated by reference "forward-looking statements" in this supplement. Words such as "will," "will permit," "will afford," "believes," "expects," "may," "should," "projected," "contemplates," or "anticipates" may constitute forward-looking statements. These statements are within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are subject to risks and uncertainties that could cause our actual results to differ materially. NBT and Pioneer American have used these statements to describe our expectations and estimates in various sections of this supplement, including:

     Presidents' Letter to the Stockholders;

     Proposed Merger Between NBT and BSB;

     Revised Fairness Opinions by Financial Advisors -- Opinion of NBT's Financial Advisor;

     Revised Fairness Opinions by Financial Advisors -- Opinion of Pioneer American's Financial Advisor; and

     Unaudited Pro Forma Combined Financial Statements.

     Factors that might cause such differences include, but are not limited to: the timing of closing the proposed mergers being delayed; competitive pressures among financial institutions increasing significantly; economic conditions, either nationally or locally in areas in which NBT, Pioneer American and BSB conduct their operations, being less favorable than expected; the cost and effort required to integrate aspects of the operations of the companies being more difficult than expected; expected cost savings from the proposed mergers not being fully realized or realized within the expected time frame; legislation or regulatory changes which adversely affect the ability of the combined company to conduct its current and future operations; and the impact of the transition to the year 2000 on the operations of NBT, Pioneer American, BSB or the combined company. NBT and Pioneer American disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements included in this supplement to reflect future events or developments. NBT's actual results could differ materially from those set forth in the forward-looking statements because of many reasons, including the risk factors listed above. This list may not be exhaustive.

                                   APPENDIX A

               FAIRNESS OPINION OF MCCONNELL, BUDD & DOWNES, INC.

                 [LETTERHEAD OF McCONNELL, BUDD & DOWNES, INC.]


                                                         March 31, 2000

The Board of Directors
NBT Bancorp Inc.
52 South Broad Street
Norwich, New York 13815

The Board of Directors:

     You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of' NBT Bancorp Inc. ("NBT") of the Exchange Ratio governing the exchange of shares of the common stock of Pioneer American Holding Company Corp. (Pioneer American) for shares of common stock of NBT in connection with the proposed acquisition of Pioneer American by NBT pursuant to an Agreement and Plan of Merger (the "Merger Agreement') dated December 7, 1999 by and between Pioneer American and NBT. Pursuant to the Merger Agreement, Pioneer American will merge with and into NBT, with NBT being the surviving corporation.

     As is more specifically set forth in the Merger Agreement, upon consummation of the merger, each outstanding share of Pioneer American common stock, except for shares held by NBT and its subsidiaries or by Pioneer American and its subsidiaries (in both cases, other than shares held in a fiduciary capacity or as a result of debts previously contracted), will be exchanged into
1.805 shares of NBT Common Stock. The Merger Agreement may be terminated under certain conditions prior to the effective time of the merger by the Board of Directors of either party based on defined criteria.

     McConnell, Budd & Downes, Inc., as part of its investment banking business, is regularly engaged in the valuation of bank holding companies and banks, thrift holding companies and thrifts and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, competitive bidding processes, market making as a NASD market maker, secondary distributions of listed securities and valuations for corporate, estate and other purposes. Our experience and familiarity with NBT includes having worked as a financial advisor to NBT since October 20, 1994 on a contractual basis and specifically includes our participation in the process and negotiations leading up to the proposed merger with Pioneer American. In the course of our role as financial advisor to NBT in connection with the merger, we have received fees for our services and will receive additional fees contingent on the occurrence of certain defined events. While the payment of all or a significant portion of fees related to financial advisory services provided in connection with arm's-length mergers and other business combination transactions upon consummation of such transactions, as is the case with this transaction, might be viewed as giving such financial advisors a financial interest in the successful completion of such transactions, such compensation arrangements are standard and customary for transactions of the size and type of this transaction.

     In arriving at our opinion, we have reviewed the Merger Agreement. We have also reviewed publicly available business, financial and shareholder information relating to NBT and its subsidiaries and certain publicly available financial and shareholder information relating to Pioneer American.

     In connection with the foregoing, we have (i) reviewed Pioneer American's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the four calendar years ended December 31, 1998 and Pioneer American's Quarterly Report on Form 10-Q and related unaudited financial information for 1999; (ii) reviewed NBT's Annual Reports to Stockholders, Annual Reports on Form 10-K and related financial information for the four calendar years ended December 31, 1998 and NBT's Quarterly Report on Form 10-Q and related unaudited financial information for 1999; (iii) reviewed certain internal financial information and financial forecasts, relating to the business, earnings, cash flows, assets and prospects of the respective companies furnished to McConnell, Budd & Downes, Inc. by Pioneer American and NBT, respectively; (iv) held discussions with members  of the  senior  management  and  board of NBT  concerning  the past and current results of operations of NBT, its current financial condition and management's opinion of its future prospects; (v) held discussions with members of senior management of Pioneer American concerning the past and current results of operations of Pioneer American, its current financial condition and management's opinion of its future prospects; (vi) reviewed the historical record of reported prices, trading volume and dividend payments for both NBT and Pioneer American common stock; (vii) considered the current state of and future prospects for the economy of New York and Pennsylvania generally and the relevant market areas for NBT and Pioneer American in particular; (viii) reviewed specific merger analysis models employed by McConnell, Budd & Downes, Inc. to evaluate potential business combinations of financial institutions; (ix) reviewed the reported financial terms of selected recent business combinations in the banking industry; and (x) performed such other studies and analyses as McConnell, Budd & Downes, Inc. considered appropriate under the circumstances associated with this particular transaction.

     In the course of our review and analysis we considered, among other things, such topics as the historical and projected future contributions of recurring earnings by the parties, the anticipated future earnings per share results for the parties on both a combined and stand-alone basis, the potential to realize significant recurring operating expense reductions and the impact thereof on projected future earnings per share, the relative capitalization and capital adequacy of each of the parties, the availability of non-interest income to each of the parties, the relative asset quality and apparent adequacy of the reserve for loan losses for each of the parties. We also considered the composition of deposits and the composition of the loan portfolio of each of Pioneer American and NBT. In addition, we considered the historical trading range, trading pattern and relative market liquidity of the common shares of each of the parties. In the conduct of our review and analysis we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial information provided to us by Pioneer American and NBT and or otherwise publicly obtainable. In reaching our opinion we have not assumed any responsibility for the independent verification of such information or any independent valuation or appraisal of any of the assets or the liabilities of either Pioneer American or NBT, nor have we obtained from any other source, any current appraisals of the assets or liabilities of either Pioneer American or NBT. We have also relied on the management of Pioneer American and NBT as to the reasonableness of various financial and operating forecasts and of the assumptions on which they are based, which were provided to us for use in our analyses.

     In the course of rendering this opinion, which is being rendered prior to the receipt of certain required regulatory approvals necessary before consummation of the merger, we assume that no conditions will be imposed by any regulatory agency in connection with its approval of the merger that will have a material adverse effect on the results of operations, the financial condition or the prospects of NBT following consummation of the merger.

     Based upon and subject to the foregoing, it is our opinion, that as of the date of this letter, the exchange ratio is fair to the stockholders of NBT from a financial point of view.

                                            Very truly yours,


                                           /s/ McConnell, Budd & Downes, Inc.

                                   APPENDIX B

             FAIRNESS OPINION OF DANIELSON ASSOCIATES INC.


                      [LETTERHEAD OF DANIELSON ASSOCIATES]


                                                               April 20, 2000


Board of Directors
Pioneer American Holding Company Corporation
41 North Main Street
Carbondale, Pennsylvania  18407

Dear Members of the Board:

     Set forth herein is the updated opinion of Danielson Associates Inc. ("Danielson Associates") as to the "fairness" of the offer by NBT Bancorp Inc. ("NBT") of Norwich, New York to acquire all of the common stock of Pioneer American Holding Company Corporation ("Pioneer") of Carbondale, Pennsylvania. The "fair" sale value is defined as the price at which all of the shares of Pioneer's common stock would change hands between a willing seller and a willing buyer, each having reasonable knowledge of the relevant facts. In opining as to the "fairness" of the offer, it also had to be determined if the NBT common stock that is to be exchanged for Pioneer stock is "fairly" valued.

     In preparing the original opinion, Pioneer and NBT's markets and performance were analyzed and their business and prospects were reviewed. We also conducted such other financial analyses as we deemed appropriate such as comparable company analyses, comparable transactions and pro forma dilution. Any unique characteristics also were considered.

     On April 20, 2000, NBT announced that it had agreed to merge with BSB Bancorp, Inc. ("BSB") of Binghampton, New York. The agreement calls for, among other things, that the "principal" office of the combined organization to be in Binghampton, a new name for the surviving corporation and a board of directors with similar representation from NBT and BSB. We have included an analysis of BSB and the specifics of the merger agreement in our revised opinion as this merger agreement represents a material change.

     We also conducted a limited review of the due diligence analysis completed by NBT on BSB. This included interviews of key NBT officers who were involved in the due diligence, lending officers and senior management at BSB and consultants hired by NBT. We also reviewed the written materials gathered and produced by NBT's due diligence team.

     This opinion is based partly on data supplied to Danielson Associates by Pioneer and NBT, but it relied on some public information all of which was believed to be reliable, but neither the completeness nor accuracy of such information could be guaranteed. In particular, the opinion has assumed, based on NBT's management's representation, that there were no significant asset quality problems at NBT beyond what was stated in recent reports to regulatory agencies and in the monthly report to the directors; and that the additions to reserves being made at BSB were sufficient to cover any likely asset quality deterioration that might be forthcoming as a result of merging BSB into NBT.

     In determining the "fair" sale value of Pioneer, the primary emphasis was on prices paid relative to earnings for Pennsylvania and Northeast banks that had similar financial, structural and market characteristics. These prices were then related to assets and equity capital, also referred to as "book."

     The "fair" market value of NBT's common stock to be exchanged for Pioneer stock was determined by a comparison with other similar bank holding companies. This comparison showed NBT stock to be valued below that of the comparable banks.

     In the original opinion, based on Pioneer's recent performance and its future potential, comparisons with similar transactions and unique characteristics, it was determined that its "fair" sale value was between $80 and $89 million, or $27.67 to $30.76 per share. Thus, NBT's offer of $87.5 million, or $29.22 per share, was a "fair" offer from a financial point of view for Pioneer and its shareholders.

     There has been no subsequent, significant change in NBT's performance, but its stock price has declined by about 28%, which generally reflects the decline in bank stock prices during this period. Thus, if the "fair" value range and change in the offer value are adjusted to reflect market conditions as of April 20, 2000, the value of NBT's offer is still "fair" from a financial point of view to Pioneer American and its shareholders.

                                     Respectfully submitted,



                                     /s/ Arnold G. Danielson
                                     Chairman
                                     Danielson Associates Inc.

AGD:msf
                                     Enclosure

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 21. EXHIBITS AND FINANCIAL STATEMENTS.

(a)The following exhibits are filed as part of this Registration Statement or incorporated herein by reference:

Exhibit No.           Description
-----------           -----------
23.1                  Consent of KPMG LLP, independent auditors for NBT Bancorp Inc.*

23.2                  Consent of KPMG LLP, independent auditors for Pioneer American Holding Company Corp.*

23.3                  Consent of PricewaterhouseCoopers LLP, independent accountants for BSB Bancorp, Inc.*

23.4                  Consent of Danielson Associates Inc. *

23.5                  Consent of McConnell, Budd & Downes, Inc. *

99.1                  Opinion of McConnell, Budd & Downes, Inc. as to the fairness of the transaction to NBT (attached as Appendix A to the Supplement included in this Registration Statement).

99.2                  Opinion of Danielson Associates Inc. as to the fairness of the transaction to stockholders of Pioneer American
                      (attached as Appendix B to the Supplement included in this Registration Statement).

---------------
*  Filed herewith.

     (b) No financial statement schedules are required to be filed herewith pursuant to Item 21(b) of this Form.

     (c) The fairness opinion of McConnell, Budd & Downes, Inc. is attached as Appendix A to the Supplement included in this Registration Statement. The fairness opinion of Danielson Associates Inc. is attached as Appendix B to the Supplement included in this Registration Statement.

ITEM 22. UNDERTAKINGS.

     The undersigned registrant hereby undertakes as follows:

     (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (3) that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (4) that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (6) to respond to requests for information that is incorporated by reference into the Joint Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the Effective Date of the registration statement through the date of responding to the request.

     (7) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (8) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (9) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Norwich, New York on this 9th day of May, 2000.

                                          NBT Bancorp Inc.

                                          /s/ Michael J. Chewens
                                          ----------------------
                                          By: Michael J. Chewens
                                          Executive Vice President, Chief
                                          Financial Officer and Treasurer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                           CAPACITY                                  DATE
---------                           --------                                  ----
/s/ Daryl R. Forsythe*              President, Chief Executive Officer           May 9, 2000
---------------------               and Director (Principal Executive
Daryl R. Forsythe                   Officer)


/s/ Michael J. Chewens              Executive Vice President,                    May 9, 2000
----------------------              Chief Financial Officer, and Treasurer
Michael J. Chewens                  of NBT and NBT Bank (Principal
                                    Financial and Accounting Officer)

/s/ Everett A. Gilmour*             Chairman of the Board of Directors           May 9, 2000
----------------------
Everett A. Gilmour

/s/ J. Peter Chaplin*               Director                                     May 9, 2000
--------------------
J. Peter Chaplin

/s/ Peter B. Gregory*               Director                                     May 9, 2000
--------------------
Peter B. Gregory

                                    Director                                          , 2000
----------------------
William C. Gumble

                                    Director                                          , 2000
----------------------
Bruce D. Howe

                                    Director                                          , 2000
--------------------------
Andrew S. Kowalczyk, Jr.

/s/ Dan B. Marshman*                Director                                     May 9, 2000
-------------------
Dan B. Marshman

                                    Director                                          , 2000
--------------------------
John G. Martines

/s/ John C. Mitchell*               Director                                     May 9, 2000
--------------------
John C. Mitchell

                                    Director                                          , 2000
-------------------------
William L. Owens

/s/ Paul O. Stillman*               Director                                     May 9, 2000
--------------------
Paul O. Stillman


* By: /s/ Michael J. Chewens
      ------------------------------
      Michael J. Chewens, Attorney-in-Fact
      Pursuant to Power of Attorney

                                  EXHIBIT INDEX

Exhibit No.           Description
-----------           -----------

23.1                  Consent of KPMG LLP, independent auditors for NBT Bancorp Inc.*

23.2                  Consent of  KPMG LLP, independent auditors for Pioneer American Holding Company Corp.*

23.3                  Consent of  PricewaterhouseCoopers LLP, independent accountants for BSB Bancorp, Inc.*

23.4                  Consent of Danielson Associates Inc. *

23.5                  Consent of McConnell, Budd & Downes, Inc. *

99.1                  Opinion of McConnell, Budd & Downes, Inc. as to the fairness of the transaction to NBT (attached as Appendix A to the Supplement included in this Registration Statement).

99.2                  Opinion of Danielson Associates Inc. as to the fairness of the transaction to stockholders of Pioneer American
                      (attached as Appendix B to the Supplement included in this Registration Statement).

---------------------
*  Filed herewith.



                                NBT BANCORP INC.

               Proxy Solicited on Behalf of the Board of Directors

     The undersigned hereby appoints James I. Dunne and Adelbert L. Button, and either of them, with full power of substitution, proxies to represent the undersigned at the adjourned Annual Meeting of Stockholders of NBT Bancorp Inc. ("NBT") to be reconvened at the Holiday Inn Arena, 2-8 Hawley Street, Binghamton, New York on June 20, 2000 at 2:00 p.m. local time, or at any adjournment or postponement thereof (the "Meeting"), with all power which the undersigned would possess if personally present, and to vote all shares of NBT's common stock which the undersigned may be entitled to vote at said Meeting upon the following proposals described in the accompanying supplement, in accordance with the following instructions and, at their discretion, upon any other matters that may properly come before the Meeting. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR THE ISSUANCE OF NBT COMMON STOCK IN THE MERGER AND RATIFICATION OF THE MERGER AGREEMENT.

1. To approve the issuance by NBT of its common stock to the former stockholders of Pioneer American Holding Company Corp. in the merger and ratify the Agreement and Plan of Merger, dated as of December 7, 1999, and amended as of March 7, 2000, by and between NBT and Pioneer American, which, if completed, would result in (a) the merger of Pioneer American with a subsidiary of NBT, (b) the subsequent merger of Pioneer American into NBT, and (c) the issuance of 1.805 shares of NBT common stock in exchange for each share of Pioneer American common stock, and all of the matters contemplated by the merger agreement.

    [_] FOR           [_] AGAINST           [_] ABSTAIN

2. The proxies are authorized to vote in their discretion upon such other business that may properly come before the Meeting.

X  Please mark your votes as in this example.

 (Continued and to be signed on reverse side)   SEE REVERSE SIDE

(Continued from other side)

     [_] Check here for address change and note change below

     [_] Check here if you plan to attend the Meeting

New

address:

  Date:                                     Signature(s)
         ------------------------




                    Please sign here exactly as name(s) appear(s) on the left. When signing as attorney, executor, administrator, trustee, guardian, or in any other fiduciary capacity, give full title. If more than one person acts as trustee, all should sign. All joint owners must sign.

                     PIONEER AMERICAN HOLDING COMPANY CORP.

                 Proxy Solicited on Behalf of Board of Directors

     The undersigned hereby appoints Daniel Corazzi, John Kuna and Basil Telep, or any one or more of them, with full power of substitution, proxies, to vote all of the stock of Pioneer American Holding Company Corp., which the undersigned is entitled to vote at the adjourned Special Meeting of Stockholders of Pioneer American to be reconvened at Heart Lake Lodge, 1299 Heart Lake Road, Jermyn, Pennsylvania on June 20, 2000 at 10:00 a.m. local time and at any adjournment or postponement thereof. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED, AS DIRECTED BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, IT WILL BE VOTED FOR THE FOLLOWING PROPOSAL.

1. To approve the Agreement and Plan of Merger, dated as of December 7, 1999, and amended as of March 7, 2000, by and between Pioneer American and NBT Bancorp Inc. ("NBT"), which would result in the merger of Pioneer American into NBT and the issuance of 1.805 shares of NBT common stock in exchange for each share of Pioneer American common stock, and all of the matters contemplated by the merger agreement.

    [_] FOR                       [_] AGAINST                     [_] ABSTAIN

2. The proxies are authorized to vote in their discretion upon such other business that may properly come before the Pioneer American adjourned special meeting.

X  Please mark your votes as in this example.

 (Continued and to be signed on reverse side)   SEE REVERSE SIDE

(Continued from other side)



  Date:                                  Signature(s)
         --------------------------
                                              --------------------------

                                              --------------------------

                                              --------------------------

                    Please sign here exactly as name(s) appear(s) on the left. When signing as attorney, executor, administrator, trustee, guardian, or in any other fiduciary capacity, give full title. If more than one person acts as trustee, all should sign. All joint owners must sign.